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Exhibit 99.1

i        TRANSCANADA CORPORATION

 March 2, 2006

 Dear Shareholder:

 You are invited to attend the Annual Meeting of the holders of common shares of TransCanada Corporation to be held at the Round Up Centre, located on the corner of 13th Avenue and Third Street S.E., Calgary, Alberta in Room A-E, on Friday, April 28, 2006 at 10:30 a.m. (Mountain Daylight Time).

 The Management Proxy Circular contains a detailed description of the regular annual meeting business matters on which you will be requested to vote. Please give this material your careful consideration. Please see the Notice below in respect of the 2005 Annual Report. The full text of the 2005 Annual Report is available on our corporate website at www.transcanada.com.

 Please complete and return the enclosed form of proxy in accordance with the instructions provided, which will allow for your representation at the meeting. If you are unable to attend the meeting in person, we will be providing a live webcast of the Annual Meeting on our website. A recorded version of the meeting will be available on the website after the meeting.

 Yours very truly,

 Harold N. Kvisle
President and Chief Executive Officer

Notice
In March 2005, TransCanada asked all registered shareholders to advise it in writing if they did not wish to receive the 2005 Annual Report and asked all beneficial shareholders to advise it in writing if they did wish to receive the 2005 Annual Report, in each case when it became available in March 2006. If you are a registered shareholder who replied that you did not wish to receive the Annual Report, or if you are a beneficial shareholder who did not reply to the inquiry, you may not receive the Annual Report. As well, if you purchased TransCanada common shares through a broker since March 2005 you may not receive the 2005 Annual Report.

The 2005 Annual Report is available on TransCanada's website at www.transcanada.com and on SEDAR at www.sedar.com. Anyone wishing to receive a paper copy of the 2005 Annual Report may obtain one free of charge by contacting TransCanada's transfer agent, Computershare Trust Company of Canada.

Computershare Trust Company of Canada 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1	Telephone: 1-800-340-5024 (toll free within North America) 514-982-7959 (outside North America)

E-mail: transcanada@computershare.com	Fax: 1-866-249-7775 (toll free within North America) 416-263-9524 (outside North America)

TRANSCANADA CORPORATION        ii

NOTICE OF ANNUAL MEETING

 NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of the holders of common shares (the "common shares") of TransCanada Corporation ("TransCanada") will be held at the Round Up Centre, located on the corner of 13th Avenue and Third Street S.E., Calgary, Alberta in Room A-E, on Friday, April 28, 2006 at 10:30 a.m. (Mountain Daylight Time).

 Holders of common shares are invited to attend the Meeting for the following purposes:

(1)
to receive the consolidated financial statements for the year ended December 31, 2005 and the auditors' report thereon;

(2)
to elect the directors;

(3)
to appoint the auditors and authorize the directors to fix their remuneration; and

(4)
to transact such other business as may properly come before the Meeting or any adjournment thereof.

 Shareholders of record at the close of business on March 1, 2006 will be entitled to vote at the Meeting.

 Shareholders are requested to complete, date, sign and return (in the envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. Such proxies must be received before 4:30 p.m. (Eastern Daylight Time) on Wednesday, April 26, 2006 by TransCanada's transfer agent, Computershare Trust Company of Canada, Stock Transfer Services, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Shareholders may also cast their votes by telephone or internet by following the instructions provided on the form of proxy. If you choose to vote by telephone or internet, your vote must also be cast before 4:30 p.m. (Eastern Daylight Time) on Wednesday, April 26, 2006.

 By Order of the Board of Directors,

 Rhondda E.S. Grant
Vice-President, Communications and Corporate Secretary

 Calgary, Alberta
March 2, 2006

TRANSCANADA CORPORATION        iii

MANAGEMENT PROXY CIRCULAR

General Information

This Management Proxy Circular ("Proxy Circular") is furnished in connection with the solicitation of proxies by the management of TransCanada Corporation ("TransCanada" or the "Company") to be used at the Annual Meeting (the "Meeting") of holders of common shares to be held in Calgary, Alberta on Friday, April 28, 2006 and at any adjournment thereof, for the purposes set out in the accompanying Notice of Annual Meeting (the "Notice of Meeting").

 Mailing of this Proxy Circular and the form of proxy will commence on March 16, 2006. The cost of soliciting proxies will be borne by TransCanada. While most proxies will be solicited by mail only, some shareholders may also be contacted by TransCanada employees. In addition, TransCanada has retained Georgeson Shareholder Communications Canada, 66 Wellington Street West, TD Tower, Suite 5210, Toronto Dominion Centre, P.O. Box 240, Toronto, Ontario, M5K 1J3, at a fee of approximately $40,000 plus out-of-pocket expenses to aid in the solicitation of proxies from individual and institutional investors in Canada and the U.S.

 TransCanada will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of common shares registered in the names of such brokers, custodians, nominees and fiduciaries.

 Unless otherwise stated, the information contained in this Proxy Circular is given as of the date hereof and all dollar amounts are in Canadian dollars.

 For those shareholders who cannot attend the Meeting in person, TransCanada has made arrangements to provide a live webcast of the Meeting. Details on how shareholders may listen to and view the proceedings on the webcast will be found on TransCanada's website at www.transcanada.com and will be provided in a news release prior to the Meeting.

 TransCanada's principal corporate and executive offices are located at 450 - 1st Street S.W., Calgary, Alberta, T2P 5H1.

Information on Voting

VOTING MATTERS

 At the Meeting, shareholders will vote on the election of directors and the appointment of auditors.

Record Date for Notice of Meeting and Provisions Relating to Voting

 The Board has fixed March 1, 2006 as the record date for the purpose of determining shareholders entitled to receive the Notice of Meeting. TransCanada will prepare, no later than 10 days following the record date, an alphabetical list of registered shareholders who are entitled to vote as of the record date, showing the number of common shares held by each such shareholder. Each person named on the list of shareholders is entitled to one vote for each share held. The list is available for inspection during usual business hours at the office of Computershare Trust Company of Canada ("Computershare"), Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 and will be available for inspection at the Meeting.

TRANSCANADA CORPORATION 1

Voting Shares and Principal Shareholders

 At February 28, 2006, there are 487,489,627 common shares outstanding. Each common share carries the right to one vote on any matter properly coming before the Meeting. The common shares are TransCanada's only outstanding class of shares.

 To the knowledge of the directors and officers of TransCanada no individual or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding common shares.

Confidentiality of Votes

 Proxies are counted and tabulated by Computershare, the transfer agent of TransCanada, in such a manner as to preserve the confidentiality of the votes of shareholders except: (a) as necessary to meet applicable legal requirements; (b) in the event of a proxy contest; or (c) in the event a shareholder has made a written comment on the form of proxy.

VOTING ADVICE

Registered Owners

 Registered shareholders may vote in person at the Meeting or may give another person authority to vote at the Meeting on their behalf by appointing a proxyholder, as described below under the heading "Voting by Proxy".

Beneficial Owners

 The information set forth in this section is of significant importance to many shareholders who do not hold their common shares in their own name. Only proxies deposited by shareholders whose names appear on the records of TransCanada as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in your account statement provided by your broker, then, in almost all cases, those common shares will not be registered in your name on the records of TransCanada. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Common shares held by your broker or its nominee can only be voted upon your instructions. Without specific instructions, your broker, its agent or its nominee is prohibited from voting your common shares.

 Therefore, beneficial shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

 Applicable regulatory policy requires your broker to seek voting instructions from you in advance of a shareholder meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your common shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP mails a voting instruction form in lieu of the form of proxy provided by TransCanada. The voting instruction form will name the same persons as the proxy to represent the shareholder at the Meeting. A shareholder has the right to appoint a person (who need not be a shareholder of TransCanada) other than the persons designated in the voting instruction form, to represent the shareholder at the Meeting. To exercise this right, the shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. You are asked to complete and return the voting instruction form to ADP by mail or facsimile. Alternatively, you can call ADP's toll-free telephone number or access ADP's internet website to vote your common shares. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. If you receive a voting instruction form from ADP, it cannot be used as a proxy to vote common shares directly at

2 TRANSCANADA CORPORATION

the Meeting as the voting instruction form must be returned to ADP well in advance of the Meeting in order to have the common shares voted or to appoint an alternative representative to attend at the Meeting in person to vote such common shares.

 If you are a beneficial shareholder and wish to vote in person at the Meeting, you should insert your own name in the space provided on the voting instruction form provided to you by your nominee and return the completed form to ADP.

VOTING BY PROXY

 If you are a registered shareholder or a non-objecting beneficial owner and do not attend the Meeting, you may still vote by using the proxy form or request for voting instructions. Please vote, sign, date and return the form in the envelope provided or by fax to Computershare toll free at (866) 249-7775 or at (416) 263-9524, so that it arrives no later than 4:30 p.m. (Eastern Daylight Time) on Wednesday, April 26, 2006. You may also cast your vote by telephone or internet by following the instructions provided on the form. If you choose to vote by telephone or internet, your vote must also be cast no later than 4:30 p.m. (Eastern Daylight Time) on Wednesday, April 26, 2006.

Appointing a Proxyholder

 A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares. You may choose anyone to be your proxyholder – the person you choose does not have to be a TransCanada shareholder. Simply insert the person's name in the blank space provided on the proxy form or request for voting instructions. You should be sure that this person is attending the Meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then the persons named on the form, being S. Barry Jackson, Harold N. Kvisle or Rhondda E.S. Grant, each of whom are directors or officers of TransCanada, will be appointed to act as your proxyholder.

 Your appointed proxyholder is authorized to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting. On the form you can indicate how you want your proxyholder to vote your shares. You may vote FOR or WITHHOLD your vote on the appointment of an auditor and on each proposed nominee for election as director. Alternatively, you can let your proxyholder decide for you.

 All common shares represented by properly executed and deposited forms of proxy or requests for voting instructions will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of shareholders as specified on the forms of proxy or requests for voting instructions.

Voting Discretion of Proxyholder

 If you give directions on how to vote your shares, your proxyholder must vote your shares according to your instructions. If your proxy form or request for voting instructions does not specify how to vote on a particular issue, then your proxyholder can vote your shares as he or she sees fit. If your proxyholder does not attend the meeting and vote in person, your shares will not be voted.

 If you have appointed a person designated by TransCanada to act and vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning a matter identified in the Notice of Meeting, the common shares represented by such proxy will be voted as follows:

(i)
FOR the election of the persons nominated for election as directors; and

(ii)
FOR the appointment of KPMG LLP, Chartered Accountants, as auditors and the authorization of the directors to set their remuneration.

TRANSCANADA CORPORATION 3

 Your proxyholder also has discretionary authority for amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the Meeting. At the time of printing this Proxy Circular, management does not know of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

Revoking Your Proxy

 If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or having your attorney, as authorized in writing, sign a statement) to this effect and delivering it to the Corporate Secretary at the registered office of TransCanada, 450 - 1st Street S.W., Calgary, Alberta, T2P 5H1 at any time up to and including the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or depositing it with the Chair of the Meeting on the day of the Meeting, being April 28, 2006, or any adjournment thereof, or in any other manner permitted by law.

 If you cast your vote by telephone or internet, you may revoke or change your vote by entering the proxy system (telephone or internet) in the same manner and casting another vote no later than 4:30 (Eastern Daylight Time) on Wednesday, April 26, 2006. A later vote cast will supersede any prior vote cast.

Business to be Transacted at the Meeting

 This Proxy Circular contains information relating to the receipt of TransCanada's audited consolidated financial statements, the election of directors and the appointment of auditors.

FINANCIAL STATEMENTS

The audited consolidated financial statements of TransCanada for the year ended December 31, 2005 and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of the 2005 Annual Report of TransCanada. Copies of the 2005 Annual Report, in English or French, may be obtained from the Corporate Secretary of TransCanada upon request and will be available at the Meeting. The full text of the 2005 Annual Report is available on TransCanada's website at www.transcanada.com.

ELECTION OF DIRECTORS

TransCanada's articles of incorporation provide for the Board to consist of a minimum of 10 and a maximum of 20 directors. The number of directors presently in office is 12. Mr. W.T. Stephens retired from the Board on August 12, 2005. Dr. E.L. Draper and Mr. D.H. Burney were appointed as directors by the Board on June 15, 2005 and September 8, 2005 respectively. Mr. D.D. Baldwin will retire effective April 28, 2006 and Mr. D.M.G. Stewart has been selected as a new nominee for election.

 The Board has set the number of directors to be elected at the Meeting at 12. The nominees for election as directors of TransCanada are:

K.E. Benson	S.B. Jackson
D.H. Burney	P.L. Joskow
W.K. Dobson	H.N. Kvisle
E.L. Draper	D.P. O'Brien
P. Gauthier	H.G. Schaefer
K.L. Hawkins	D.M.G. Stewart

4 TRANSCANADA CORPORATION

 The Governance Committee of the Board annually reviews the qualifications of persons proposed for election to the Board and submits its recommendations to the Board for consideration. The Governance Committee maintains a matrix of skills and requirements and periodically assesses the skill set of the current Board members to identify necessary skills and backgrounds for Board candidates. The Governance Committee also maintains an "evergreen" list of potential candidates for its future consideration and periodically retains independent search firms to identify new candidates for election to the Board.

 The persons proposed for nomination are, in the opinion of the Board, well qualified to act as directors for the ensuing year. Each nominee, with the exception of Messrs. Kvisle and Stewart, has been determined by the Board to be independent within the meaning of Canadian and applicable U.S. securities law, regulation and policy, and has established his or her eligibility and willingness to serve as a director if elected. Each director elected will hold office until the next annual meeting or until his or her successor is earlier elected or appointed. The proposed nominees will also be the directors of TransCanada PipeLines Limited ("TCPL").

 The persons named in the form of proxy are either officers or directors of TransCanada; they intend to vote at the Meeting for the election of the nominees whose names are set forth above unless specifically instructed on the form of proxy to withhold such vote.

 The following table sets forth, for each of the 12 proposed nominees for election as director: whether or not the nominee is independent of TransCanada; age; municipality of residence; all positions and offices held with TransCanada, if any; present principal occupation; a brief biography including principal occupation held in the past five years; education; the number of each class of securities of TransCanada or any of its affiliates beneficially owned, directly or indirectly, or over which control or direction is exercised, as of the date hereof and as of March 1, 2005; the number of deferred share units credited to each nominee as of the date hereof and as of March 1, 2005; the other public entity directorships and committee memberships of each nominee; and the year from which each has continually served as a director of TransCanada or TCPL prior to the 2003 arrangement whereby TCPL became a wholly owned subsidiary of TransCanada. Each committee of the Board on which the nominee is currently a member is set out separately below.

			Securities Owned, Controlled or Directed(2)		Deferred Share Units(3)

Nominee(1)	Age	Director Since	2006	2005	2006	2005

Kevin E. Benson	59	2005	3,000	0	3,710	0
Wheaton, Illinois, U.S.A. Independent

President and Chief Executive Officer, Laidlaw International, Inc. (transportation services) since June 2003, and Laidlaw, Inc. from September 2002 to June 2003. Mr. Benson previously served as President and Chief Executive Officer of The Insurance Corporation of British Columbia from December 2001 until September 2002. He was President of The Pattison Group from April 2000 to February 2001 and President and Chief Executive Officer of Canadian Airlines International Ltd. from July 1996 to February 2000. Canadian Airlines International Ltd. filed for protection under the Companies' Creditors Arrangement Act and applicable bankruptcy protection statutes in the United States on March 24, 2000.
Mr. Benson holds a Bachelor of Accounting from the University of Witwatersrand (South Africa) and was a member of the South African Society of Chartered Accountants.
Other Public Board Directorships	Other Public Board Committee Memberships
Laidlaw International, Inc.	–

TRANSCANADA CORPORATION 5

Derek H. Burney, O.C.	66	2005	1,000	N/A	3,299	N/A
Ottawa, Ontario, Canada Independent

Corporate Director. Mr. Burney served as President and Chief Executive Officer of CAE Inc. (technology) from October 1999 to August 2004, and was Chairman and Chief Executive Officer of Bell Canada International Inc. (communications) from 1993 to 1999. Mr. Burney was the lead director at Quebecor World Inc. (communications and media) until November 1, 2005. Mr. Burney held various positions with the Canadian Foreign Service, including serving from 1989 to 1993 as Canada's Ambassador to the United States. From 1987 to 1989, he was Chief of Staff to the Prime Minister and was directly involved in the negotiation of the Canada-U.S. Free Trade Agreement. In 1992, Mr. Burney was awarded the Public Service of Canada's Outstanding Achievement Award. He was named an Officer of the Order of Canada in 1993. He is also Visiting Professor and Senior Distinguished Fellow at Carleton University, Chairman of the Confederation College Foundation and a Fellow at the Canadian Defence and Foreign Affairs Institute.
Mr. Burney was conferred Honorary Doctor of Laws degrees from Lakehead University, Queen's University, Wilfrid Laurier University and Carleton University. He holds an Honours BA and MA from Queen's University.
Other Public Board Directorships	Other Public Board Committee Memberships
CanWest Global Communications Corp.	Governance & Nominating; Human Resources
New Brunswick Power Corporation (Chair)	Audit; Human Resources, Governance & Nominating; Nuclear Oversight Committee
Shell Canada Limited (Lead Director)	Management Resources and Compensation; Health, Safety, Environment & Social Responsibility; Nominating & Governance; Reserves

Wendy K. Dobson	64	1992	3,000	3,000(4)	25,617	21,765
Uxbridge, Ontario, Canada Independent

Professor, Rotman School of Management and Director, Institute for International Business, University of Toronto since 1993. Dr. Dobson served as President of the C.D. Howe Institute from 1981 to 1987 and as Associate Deputy Minister of Finance in the Government of Canada from 1987 to 1989. She is Vice-Chair of the Canadian Public Accountability Board.
Dr. Dobson has a Bachelor of Science in Nursing from the University of British Columbia, Masters degrees from the Kennedy School of Government and Harvard School of Public Health at Harvard University, and a Ph.D. in Economics from Princeton University.
Other Public Board Directorships	Other Public Board Committee Memberships
The Toronto-Dominion Bank	Corporate Governance

6 TRANSCANADA CORPORATION

E. Linn Draper	64	2005	0	N/A	3,508	N/A
Lampasas, Texas, U.S.A. Independent

Corporate Director. Dr. Draper retired as Chairman, President and Chief Executive Officer of Columbus, Ohio-based American Electric Power Co., Inc. in 2004, a position which Dr. Draper held since April 1993. Dr. Draper previously served as Chairman of the Board, President and Chief Executive Officer of Gulf States Utilities Company, Beaumont, Texas from 1987 to 1992.
Dr. Draper holds a Bachelor degree in chemical engineering from Rice University and a Ph.D. in nuclear science and engineering from Cornell University.
Other Public Board Directorships	Other Public Board Committee Memberships
Alliance Data Systems Corporation Alpha Natural Resources, Inc. NorthWestern Corporation (Chair) Temple-Inland Inc.	Compensation Compensation; Audit Corporate Governance Compensation

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C.	62	2002	1,000	1,000	16,807	12,401
Québec, Québec, Canada Independent

Senior Partner, Desjardins Ducharme LLP (law firm). Mme. Gauthier is President of the Institut Québecois des Hautes Études Internationales, Laval University. She is also a director of RBC Dexia Investor Services Trust. She was formerly a Partner at Gagné Letarte Royer Gauthier Lacasse Boily and has worked in the legal profession since 1967. She is a former Chair of the Security Intelligence Review Committee and is a former President of the Fondation de la Maison Michel Sarrazin.
Mme. Gauthier has a Bachelor of Arts from the Collège Jésus-Marie de Sillery, a Bachelor of Laws from Laval University, a Master of Laws in Business Law (Intellectual Property) from Laval University, and a Certificate for a session on mediation from Harvard Law School.
Other Public Board Directorships	Other Public Board Committee Memberships
Metro Inc. Rothmans Inc.	Audit; Human Resources Audit; Corporate Governance (Chair); Human Resources and Pension
Royal Bank of Canada	Corporate Governance; Conduct Review and Risk Policy

TRANSCANADA CORPORATION 7

Kerry L. Hawkins	65	1996	3,865(5)	3,832(5)	27,959	23,144
Winnipeg, Manitoba, Canada Independent

Corporate Director. Mr. Hawkins retired as President of Cargill Limited (agricultural) in December 2005. He has worked in the marketing and agriculture industries since 1964 and, prior to becoming its President in 1982, held senior executive positions at Cargill Incorporated in North America and Europe.

Mr. Hawkins has a Bachelor of Arts in Business Economics from North Dakota State University.
Other Public Board Directorships	Other Public Board Committee Memberships
NOVA Chemicals Corporation Shell Canada Limited	Audit (Chair); Human Resources Audit (Chair); Governance; Reserve; Health & Safety

S. Barry Jackson	53	2002	39,000(6)	24,000(6)(7)	9,274	6,192
Calgary, Alberta, Canada Independent

Corporate Director. Mr. Jackson is also a director of the privately held Larincina Energy Ltd. He was the Chair of Resolute Energy Inc. (oil and gas) from 2002 to 2005, and was the Chair of Deer Creek Energy Limited (oil and gas) from 2001 to 2005. Mr. Jackson was the President and Chief Executive Officer of Crestar Energy Inc. (oil and gas) from 1993 to 2000 and has held senior executive positions with Northstar Energy Corporation (oil and gas). He has worked in the oil and gas industry since 1974.
Mr. Jackson has a Bachelor of Science in Engineering from the University of Calgary.
Other Public Board Directorships	Other Public Board Committee Memberships
Cordero Energy Inc. Nexen Inc.	Human Resources and Governance (Chair); Technical Audit; Compensation; Safety Environment and Social Responsibility (Chair); Reserves

8 TRANSCANADA CORPORATION

Paul L. Joskow	58	2004	5,000	5,000	7,135	3,959
Brookline, Massachusetts, U.S.A. Independent

Professor, Department of Economics, Massachusetts Institute of Technology (MIT) since 1978. Dr. Joskow is the Director of the MIT Center for Energy and Environmental Policy Research and was head of the MIT Department of Economics from 1994 to 1998. He has worked in the economics field as an educator, researcher and consultant since 1972 and held various positions at Harvard University, Stanford University and Yale University. He is the President of the Yale University Council and was on the Board of Directors of the Whitehead Institute of Biological Research until February 2005. He joined the Board of Overseers of the Boston Symphony Orchestra in September 2005.
Dr. Joskow has a Bachelors of Arts with Distinction in Economics from Cornell University, a Masters of Philosophy in Economics from Yale University, and Ph.D. in Economics from Yale University.
Other Public Board Directorships	Other Public Board Committee Memberships
National Grid PLC Putnam Mutual Funds, Trustee	Finance (Chair); Nominations Brokerage (Chair); Executive; Shareholder Communications; Distributions; Investment Process; Investment Oversight; Litigation

Harold N. Kvisle	53	2001	705,030(8)	716,047(8)(9)	0	0
Calgary, Alberta, Canada Non-Independent

President and Chief Executive Officer, TransCanada since May 2003, and TCPL since May 2001. Mr. Kvisle was the Executive Vice-President, Trading and Business Development of TCPL from June 2000 to April 2001 and was a Senior Vice-President with similar responsibilities from September 1999 to June 2000. Mr. Kvisle was the President of Fletcher Challenge Energy Canada Inc. (oil and gas) from 1990 to 1999. He has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. He held engineering, finance and management positions with Dome Petroleum Limited, is former Chair of the Interstate Natural Gas Association of America (INGAA) and is Chair of the Mount Royal College Board of Governors.
Mr. Kvisle has a Bachelor of Science with Distinction in Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary.
Other Public Board Directorships	Other Public Board Committee Memberships
Bank of Montreal PrimeWest Energy Inc.	Human Resources and Management Compensation Operations & Reserves; Compensation (Chair)

TRANSCANADA CORPORATION 9

David P. O'Brien	64	2001	16,279	10,000	16,807	12,401
Calgary, Alberta, Canada Independent

Corporate Director. Mr. O'Brien is a director of the C.D. Howe Institute and is also Chancellor of Concordia University. Mr. O'Brien was the Chairman and Chief Executive Officer of PanCanadian Energy Corporation (oil and gas) from October 2001 to April 2002 and was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (energy, transportation and hotels) from May 1996 to October 2001. He worked in the legal profession from 1967 to 1977, and in the oil and gas industry since 1978. He has also held senior executive positions at Petro-Canada. Mr. O'Brien was a director of Air Canada in April 2003 when Air Canada filed for protection under the Companies' Creditors Arrangement Act (Canada). Mr. O'Brien resigned as a director from Air Canada in November 2003.
Mr. O'Brien has a Bachelor of Arts with Honours in Economics from Loyola College and a Bachelor of Civil Law from McGill University. He also has an Honourary Bachelor of Applied Business and Entrepreneurship (International) from Mount Royal College and an Honourary Doctorate of Civil Law from Bishops University.
Other Public Board Directorships	Other Public Board Committee Memberships
EnCana Corporation (Chair)	Nominating & Corporate Governance (Chair); Non-voting member of all other committees
Fairmont Hotels & Resorts Inc.	Corporate Governance & Nominating; Management Resources & Compensation
Inco Limited	Corporate Governance & Nominating; Human Resources & Compensation (Chair)
Molson Coors Brewing Company	Audit; Finance
Royal Bank of Canada (Chair)	Corporate Governance & Public Policy (Chair); Human Resources

Harry G. Schaefer, F.C.A.	69	1987	23,214(10)	22,716(10)	16,574	13,052
Calgary, Alberta, Canada Independent

President, Schaefer & Associates (business advisory services). Mr. Schaefer is a director of the privately held Fording Coal Limited and has been Vice-Chairman of the Board, TransCanada, since 2003 and TCPL since 1998. Mr. Schaefer was the Chairman of Crestar Energy Inc. (oil and gas) from May 1996 to November 2000. He has worked in the utilities industry since 1963 and has held senior executive positions with TransAlta Utilities Corporation. He is a former Chair of the Alberta Chapter, Institute of Corporate Directors.
Mr. Schaefer has a Bachelor of Commerce from the University of Alberta and is a Chartered Accountant and a Fellow of the Canadian Institute of Chartered Accountants.
Other Public Board Directorships	Other Public Board Committee Memberships
Agrium Inc. Fording Canadian Coal Trust	Audit (Chair); Corporate Governance and Nominating Audit (Chair); Governance and Human Resources

10 TRANSCANADA CORPORATION

D. Michael G. Stewart	54	5,000	N/A	N/A	N/A
Calgary, Alberta, Canada Non-Independent

Principal of the privately held Ballinacurra Group of investment companies since March 2002. Mr. Stewart was a director of Esprit Exploration Ltd. (oil and gas) from May 2002 to September 2004. From September 1993 to March 2002, Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc. (utilities) including Executive Vice-President, Business Development. He has been active in the Canadian energy industry for over 30 years.
Mr. Stewart holds a Bachelor of Science with Honours in Geological Sciences from Queen's University.
Other Public Board Directorships	Other Public Board Committee Memberships
Canadian Energy Services Inc.(11)	Audit
Esprit Energy Trust (Chair)	Audit (non-voting member); HR & Governance (non-voting member)

(1)
With the exception of Messrs. Benson, Draper and Joskow, who are U.S. residents, all nominees are Canadian residents.

(2)
The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of TransCanada, has been furnished by each of the nominees. Except as indicated in these notes, the nominees have sole voting and dispositive power with respect to the securities listed above. As to each class of shares of TransCanada, its subsidiaries and affiliates, the percentage of outstanding shares beneficially owned by any one director or nominee or by all directors and officers of TransCanada as a group does not exceed 1% of the class outstanding.

(3)
The value of a deferred share unit is tied to the value of TransCanada's common shares. A deferred share unit is a bookkeeping entry, equivalent to the value of a TransCanada common share, and does not entitle the holder to voting or other shareholder rights, other than the accrual of additional deferred share units for the value of dividends. A director cannot redeem deferred share units until the director ceases to be a member of the Board. Canadian directors can then redeem their units for cash or shares while U.S. directors can only redeem their units for cash. Mr. Kvisle is an employee of TransCanada and participates in the ESU program; he does not participate in the DSU program.

(4)
In the 2005 Management Proxy Circular, Dr. Dobson's shares listed included 1,000 units of TransCanada Power, L.P. In this Proxy Circular, these units are not included as TransCanada has disposed of all its interests in TransCanada Power, L.P.

(5)
The shares listed include 2,500 shares held by Mr. Hawkins' wife.

(6)
The shares listed include 8,000 common shares held by Mr. Jackson's wife.

(7)
In the 2005 Management Proxy Circular, Mr. Jackson's shares listed included 5,000 units of TransCanada Power, L.P. In this Proxy Circular, these units are not included as TransCanada has disposed of all its interests in TransCanada Power, L.P.

(8)
Securities owned, controlled or directed include common shares that Mr. Kvisle has a right to acquire through the exercise of stock options that are vested under the Stock Option Plan, which plan is described elsewhere in this Proxy Circular. Directors as such do not participate in the Stock Option Plan. Mr. Kvisle, as an employee of TransCanada, has the right to acquire 655,833 common shares under vested stock options, which amount is included in this column.

(9)
In the 2005 Management Proxy Circular, Mr. Kvisle's shares listed included 1,000 units of TransCanada Power, L.P. In this Proxy Circular, these units are not included as TransCanada has disposed of all its interests in TransCanada Power, L.P. The 2005 Management Proxy Circular listed the securities owned or controlled by Mr. Kvisle as 556,881. That number included 516,667 common shares under vested stock options as at December 31, 2004. In this Proxy Circular, 675,833 common shares under vested stock options as at March 1, 2005 have been included.

TRANSCANADA CORPORATION 11

(10)
The shares listed do not include 700 common shares held by Mr. Schaefer's wife and 5,500 common shares held by a company controlled by Mr. Schaefer's wife. Mr. Schaefer disclaims beneficial ownership of, or control, or direction over, such shares.

(11)
The general partner of Canadian Energy Services L.P.

Interlocking Directorships

The following table lists the public entities (other than TransCanada and its affiliates) on which the nominees for election as director serve together.

Director	Corporation

D.H. Burney K.L. Hawkins	Shell Canada Limited

P. Gauthier D.P. O'Brien	Royal Bank of Canada

12 TRANSCANADA CORPORATION

Directors' Attendance at Meetings

The following tables summarize the meetings of the Board and its committees held for the 12-month period ending December 31, 2005, and the attendance of individual directors nominated for election at the Meeting. Directors are expected to attend all meetings and each director generally attends all meetings, subject to occasional scheduling conflicts.

Type of Meeting Held	Number of Meetings
Board (8 regularly scheduled and 1 special)(1)	9
Audit (6 regularly scheduled and 1 special) ("AUD")	7
Health, Safety and Environment (all regularly scheduled) ("HSE")	4
Human Resources (all regularly scheduled) ("HRC")	4
Governance (2 regularly scheduled and 1 special) ("GOV")	3

Director	Board Meetings Attended(1)		Committee Meetings Attended

K.E. Benson(2)	5 of 6	83%	4 of 4 AUD	100%

D.H. Burney(3)	2 of 3	67%	1 of 1 GOV	100%

W.K. Dobson	9 of 9	100%	3 of 3 GOV (Chair) 4 of 4 HRC	100% 100%

E.L. Draper(4)	5 of 5	100%	2 of 2 HSE 1 of 1 HRC	100% 100%

P. Gauthier	8 of 9	89%	7 of 7 AUD 4 of 4 HSE	100% 100%

K.L. Hawkins	8 of 9	89%	4 of 4 HSE 4 of 4 HRC (Chair)	100% 100%

S.B. Jackson	9 of 9	100%	7 of 7 AUD 2 of 2 GOV 2 of 2 HSE 4 of 4 HRC	100% 100% 100% 100%

P.L. Joskow	8 of 9	89%	7 of 7 AUD 2 of 3 GOV	100% 67%

H.N. Kvisle(5)	9 of 9	100%	N/A	N/A

D.P. O'Brien	9 of 9	100%	3 of 3 GOV 4 of 4 HRC	100% 100%

H.G. Schaefer	9 of 9	100%	7 of 7 AUD (Chair) 3 of 3 GOV	100% 100%

(1)
In addition to the Board meetings, there were three strategic issues sessions and one strategic planning session held in 2005. The average total attendance rate for those meetings was 79% and 91% respectively.

(2)
Mr. Benson was elected April 29, 2005.

(3)
Mr. Burney was appointed September 8, 2005.

(4)
Dr. Draper was appointed June 15, 2005.

(5)
Mr. Kvisle, as an officer of TransCanada and a non-independent Director, is not a member of any board committees, but is invited to attend all committee meetings.

TRANSCANADA CORPORATION 13

APPOINTMENT OF AUDITORS

The Board recommends that KPMG LLP, Chartered Accountants, be appointed as TransCanada's auditors to hold office until the close of the next annual meeting and that the directors be authorized to fix their remuneration.

 The aggregate fees for professional services rendered by KPMG LLP for the TransCanada group of companies for the 2005 and 2004 fiscal years are shown in the table below:

Fees in millions of dollars	2005	2004

Audit Fees	$3.15	$2.50

Audit-Related Fees(1)	0.11	0.06

Tax Fees(2)	0.12	0.06

All Other Fees(3)	0.14	0.05

Total	$3.52	$2.67

(1)
Audit-Related Fees primarily relate to audits of Company pension plans.

(2)
Tax Fees primarily relate to tax compliance and tax advice.

(3)
All Other Fees primarily relate to Sarbanes-Oxley Act of 2002 compliance work.

 Representatives of KPMG LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish and will respond to appropriate questions.

Shareholder Proposals

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the management proxy circular for the 2007 annual meeting of holders of common shares must be received by the Corporate Secretary of TransCanada on or before the close of business on December 18, 2006.

Corporate Governance

STATEMENT OF CORPORATE GOVERNANCE

The Board and the members of TransCanada's management are committed to the highest standards of corporate governance. TransCanada's corporate governance practices comply with the governance rules of the Canadian Securities Administrators ("CSA"), those of the New York Stock Exchange ("NYSE") applicable to foreign issuers and of the U.S. Securities and Exchange Commission ("SEC"), and those mandated by the United States Sarbanes-Oxley Act of 2002 ("SOX"). As a non-U.S. company, TransCanada is not required to comply with most of the NYSE corporate governance listing standards; however, except as summarized on its website at www.transcanada.com, the governance practices followed are in compliance with the NYSE standards for U.S. companies in all significant respects. TransCanada is in compliance with the CSA's Multilateral Instrument 52-110 pertaining to audit committees ("Canadian Audit Committee Rules"). TransCanada is also in compliance with National Policy 58-201, Corporate Governance Guidelines, and National Instrument 58-101, Disclosure of Corporate Governance Practices (collectively, the "Canadian Governance Guidelines"). In 2005, the Canadian Governance Guidelines came into effect and for purposes of the Toronto Stock Exchange ("TSX") replaced the TSX Corporate Governance Guidelines.

14 TRANSCANADA CORPORATION

Codes of Business Ethics

TransCanada's principal objective in directing and managing its business and affairs is to enhance shareholder value. TransCanada believes that effective corporate governance improves corporate performance and benefits all shareholders. TransCanada also believes that director, management and employee honesty and integrity are vital factors in ensuring good corporate governance. To that end, TransCanada has adopted codes of business ethics for its directors, its employees and its President and Chief Executive Officer (the "CEO"), Chief Financial Officer and Controller. TransCanada's codes of business ethics may be viewed on TransCanada's website at www.transcanada.com. There have been no departures from these codes in 2005. Compliance with TransCanada's various codes is monitored by the Audit Committee and reported to the Board.

Compliance with Canadian Governance Guidelines

The "Disclosure of Corporate Governance Practices" addressing disclosure in accordance with the Canadian Governance Guidelines is attached to this Proxy Circular as Schedule "A". It has been approved by the Governance Committee and by the Board. Additional information on TransCanada's Board of Directors and its committees is set forth below.

Corporate Governance Guidelines

The Board has formally adopted and published a set of Corporate Governance Guidelines, which affirm TransCanada's commitment to maintaining a high standard of corporate governance. The guidelines address the structure and composition of the Board and its committees and also provide guidance to both the Board and management in clarifying their respective responsibilities. The Board's strengths include: an independent, non-executive Chair; well informed and experienced directors who ensure that standards exist to promote ethical behaviour throughout TransCanada; an effective board size; alignment with shareholders through director share ownership requirements; and annual assessments of Board, committee and individual director effectiveness. TransCanada's Corporate Governance Guidelines are available on TransCanada's website at www.transcanada.com.

Board Charter

The Board discharges its responsibilities directly and through committees. At regularly scheduled meetings, members of the Board and management discuss a broad range of issues relevant to TransCanada's strategy and business interests and the Board is responsible for the approval of TransCanada's strategic plan. In addition, the Board receives reports from management on TransCanada's operational and financial performance. The Board had eight scheduled meetings in 2005. Unscheduled meetings are held from time to time as required; there was one unscheduled meeting of the Board in 2005. There were also three strategic issue sessions and one full-day strategic planning session of the Board held in 2005.

 The Board has formally adopted and published a written charter which acknowledges responsibility for the stewardship of TransCanada. The charter addresses Board composition and organization, and the Board's duties and responsibilities for managing the affairs of TransCanada and its oversight responsibilities with respect to: management and human resources; strategy and planning; financial and corporate issues; business and risk management; policies and procedures; compliance reporting and corporate communications; and general legal obligations of TransCanada. The charter is available on TransCanada's website at www.transcanada.com and is attached to this Proxy Circular as Schedule "B".

 The Board also closely oversees any potential conflicts of interest between the Company and its affiliates including TC PipeLines, LP, a public limited partnership.

Board, Committee and Individual Director Assessment

The Governance Committee reports to the Board annually on the evaluation of the performance of the Board, each of its committees, and each individual director, based on the results of the directors' annual self-assessment questionnaire.

TRANSCANADA CORPORATION 15

In addition, formal interviews are undertaken annually by the Chair of the Board (based on the results of the questionnaire and TransCanada's Individual Board Member's Terms of Reference) with each member of the Board and with each member of the executive leadership of TransCanada. The performance of the Chair of the Board is annually evaluated against his terms of reference by the Chair of the Governance Committee by means of formal interviews with each of the directors.

Independence of Directors

The Board is currently comprised of 12 directors, of whom 11 (91.7%) were determined by the Board in 2005 to be independent directors. 12 nominees are being put forward for election at the Meeting, ten (83.3%) of whom have been determined by the Board to be independent. The Board annually determines the independent status of each of its members and each nominee for election, based on a written set of criteria developed in accordance with the definition of "independent" in the Canadian Audit Committee Rules and the Canadian Governance Guidelines. The independence criteria also conform with the applicable rules of the SEC, the NYSE and those set out under SOX. The Board has determined that none of the nominees for director, with the exception of Mr. Kvisle and Mr. Stewart, have a direct or indirect material relationship with TransCanada that could interfere with their ability to act in the best interests of TransCanada. Please see Schedule "A" to this Proxy Circular under the heading "Board of Directors", for more information on the criteria used to determine independence.

 In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

Financial Literacy of Directors

The Board has determined that all its directors are financially literate. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by TransCanada's financial statements.

Majority Voting for Directors

TransCanada has adopted a policy whereby, at any meeting where the number of nominees for election is the same as the number of director positions on the Board, if proxy votes withheld for the election of any particular director are greater than five percent of the votes cast by proxy, a ballot pertaining to the election of each of the directors will be held at that meeting. A director is required to tender his resignation if the director receives more votes "withheld" than "for" that director's election when such ballot is held. In the absence of extenuating circumstances, the Board is expected to accept that resignation within 90 days. The Board may fill a vacancy in accordance with TransCanada's by-laws and the Canada Business Corporations Act. The policy does not apply in the event of a proxy contest with respect to the election of directors. TransCanada's Corporate Governance Guidelines are published on its website at www.transcanada.com.

Description of Board Committees and Their Charters

The Board has four standing committees: the Audit Committee; the Governance Committee; the Health, Safety and Environment Committee; and the Human Resources Committee. The Board does not have an Executive Committee. The Audit, Human Resources and Governance committees are required to be composed entirely of independent directors. The Health, Safety and Environment Committee is required to have a majority of independent directors.

 Each of the committees has a charter; the Committee charters are published on TransCanada's website at www.transcanada.com.

16 TRANSCANADA CORPORATION

Audit Committee

Chair:            H.G. Schaefer, F.C.A.
 Members:    D.D. Baldwin, K.E. Benson, P. Gauthier, P.L. Joskow

 This committee is comprised of five independent directors and is mandated to assist the Board in monitoring, among other things, the integrity of the financial statements of TransCanada, the compliance by TransCanada with legal and regulatory requirements, and the independence and performance of TransCanada's internal and external auditors. The committee is also mandated to review and recommend to the Board approval of TransCanada's audited annual and unaudited interim consolidated financial statements and related management discussion and analysis, and other corporate disclosure documents including information circulars, the annual information form, all prospectuses, other offering memoranda, and any financial statements required by regulatory authorities, before they are released to the public or filed with the appropriate regulatory authorities. In addition, the committee reviews and recommends to the Board the appointment and compensation of the external auditor, oversees the accounting, financial reporting, control and audit functions, and recommends funding of TransCanada's pension plans.

 Audit committee information as required under Canadian Audit Committee Rules is contained in TransCanada's Annual Information Form for the year ending December 31, 2005 in the section "Corporate Governance – Audit Committee". Audit committee information includes the charter, committee composition, relevant education and experience of each member, reliance on exemptions, financial literacy of each member, committee oversight, if any, pre-approval policies and procedures, and external auditor service fees by category. The Annual Information Form is available on SEDAR at www.sedar.com under TransCanada's profile and is published on TransCanada's website at www.transcanada.com.

 The committee oversees the operation of an anonymous and confidential toll free telephone number for employees, contractors and the public to call with respect to perceived accounting irregularities and ethical violations, and has set up a procedure for the receipt, retention, treatment and regular review of any such reported activities. This telephone number is published on TransCanada's website at www.transcanada.com, on its intranet for employees and in the Company's Annual Report to shareholders.

 The committee reviews the audit plans of the internal and external auditors and meets with them at the time of each committee meeting, in each case both with and without the presence of management. The committee annually receives and reviews the external auditor's formal written statement of independence delineating all relationships between itself and TransCanada and its report on recommendations to management regarding internal controls and procedures, and ensures the rotation of the lead audit partner having primary responsibility for the audit as required by law. The committee pre-approves all audit services and all permitted non-audit services. In addition, the committee discusses with management TransCanada's material financial risk exposures and the actions management has taken to monitor and control such exposures, reviews the internal control procedures to oversee their effectiveness, monitors compliance with TransCanada's policies and codes of business ethics, and reports on these matters to the Board. The committee reviews and approves the investment objectives and choice of investment managers for the Canadian pension plans and considers and approves any changes to those plans relating to financial matters.

 The committee has authority to retain advisors to assist it in the discharge of its responsibilities. The committee also reviews its charter at least annually and, as required, recommends changes to the Governance Committee and to the Board. The committee reviews its performance annually. There were seven meetings of the committee in 2005.

Governance Committee

Chair:            W.K. Dobson
 Members:    D.H. Burney, P.L. Joskow, D.P. O'Brien, H.G. Schaefer

 This committee is comprised of five independent directors and is mandated to enhance TransCanada's governance through a continuing assessment of TransCanada's approach to corporate governance. The committee is also mandated to identify qualified individuals to become Board members, to recommend to the Board nominees for election as

TRANSCANADA CORPORATION 17

directors at each annual meeting of shareholders and to annually recommend to the Board placement of directors on committees. The committee annually reviews the independence status of each director in accordance with written criteria in order to provide the Board with guidance for its annual determination of director independence and for the placement of members on committees.

 The committee reviews and reports to the Board on the performance of individual directors, the Board as a whole and each of the committees, in conjunction with the Chair of the Board. The committee also monitors the relationship between management and the Board, and reviews TransCanada's structures to ensure that the Board is able to function independently of management. The committee chair annually reviews the performance of the Chair of the Board. The committee is also responsible for an annual review of director compensation and for the administration of the Share Unit Plan for Non-Employee Directors (1998), including the granting of units under the plan.

 The committee has the authority to retain advisors to assist it in the discharge of its responsibilities. The committee reviews its charter at least annually and, as required, recommends changes to the Board. The committee reviews its performance annually. There were three meetings of the committee in 2005.

Human Resources Committee

Chair:            K.L. Hawkins
 Members:    W.K. Dobson, E.L. Draper, D.P. O'Brien

 This committee is comprised of four independent directors and is mandated to review the Company's human resources policies and plans, monitor succession planning, and to assess the performance of the CEO and other senior officers of TransCanada against set objectives. The committee approves the salary and other remuneration to be awarded to senior executive officers of TransCanada. A report on senior management development and succession is prepared annually for presentation to the Board. The committee reports to the Board with recommendations on the remuneration package for the CEO. The committee approves executive compensation plans and approves any major changes to TransCanada's compensation and benefit plans. The committee considers and approves any changes to TransCanada's pension plans relating to benefits aspects of these plans. The committee administers and monitors the Executive Share Unit Plan, the Performance Share Unit Plan, the Stock Option Plan and the Performance Unit Plan.

 The committee has the authority to retain advisors to assist it in the discharge of its responsibilities. The committee reviews its charter at least annually and, as required, recommends changes to the Governance Committee and the Board. The committee reviews its performance annually. There were four meetings of the committee in 2005.

Health, Safety and Environment Committee

Chair:            D.D. Baldwin
 Members:    E.L. Draper, P. Gauthier, K.L. Hawkins

 This committee is comprised of four independent directors and is mandated to monitor the health, safety and environmental practices and procedures of TransCanada and its subsidiaries for compliance with applicable legislation, conformity with industry standards and prevention or mitigation of losses. The committee also considers whether the implementation of TransCanada's policies related to health, safety and environmental matters are effective. The committee reviews reports and, when appropriate, makes recommendations to the Board on TransCanada's policies and procedures related to health, safety and the environment. This committee meets separately with officers of TransCanada and its business units who have responsibility for these matters and reports to the Board on such meetings.

 The committee has the authority to retain advisors to assist it in the discharge of its responsibilities. The committee reviews its charter at least annually and, as required, recommends changes to the Governance Committee and the Board. The committee reviews its performance annually. There were four meetings of the committee in 2005.

18 TRANSCANADA CORPORATION

Chair's Participation in Committees

Mr. S.B. Jackson, the Chair of the Board, is an independent director. The Chair is appointed by the Board and serves in a non-executive capacity. The Chair is a non-voting member of all committees of the Board.

COMPENSATION OF DIRECTORS

TransCanada's directors also serve as directors of TCPL. An aggregate fee is paid for serving on the Boards of TransCanada and TCPL. Since TransCanada does not hold any assets directly, other than the common shares of TCPL, all directors' costs are assumed by TCPL according to a management services agreement between the two companies. The meetings of the Boards and committees of TransCanada and TCPL run concurrently.

Minimum Share Ownership Guidelines

The Board believes that directors can more effectively represent the interests of shareholders if they have a significant investment in the common shares of TransCanada, or their economic equivalent. As a result, TransCanada requires each director to acquire and hold a minimum number of common shares, or their economic equivalent, equal in value to five times the director's annual cash retainer fee. Directors have a maximum of five years to reach this level of ownership. The level of ownership can be achieved by direct purchase of common shares, by participation in the TransCanada Dividend Reinvestment Plan or by means of directing cash retainer fees into, or otherwise acquiring units under, the Share Unit Plan for Non-Employee Directors (1998) (the "DSU Plan"), described under the heading "Share Unit Plan for Non-Employee Directors" below.

 All of the current directors, other than Mr. Draper who became a member of the Board on June 15, 2005, have achieved the minimum share ownership.

TRANSCANADA CORPORATION 19

 The following table sets out the common share and DSU ownership interest in the Company of each of the nominees for election as directors of the Company as at the date hereof and as at March 1, 2005.

Director	Year	Number of Common Shares(1) (#)		Number of DSUs (#)		Total Value of Common Shares and DSUs(2) ($)

K.E. Benson	2006 2005 Change	3,000 N/A +3,000		3,710 N/A N/A		236,393 N/A

Derek H. Burney	2006 2005 Change	1,000 N/A N/A		3,299 N/A N/A		151,454 N/A

Wendy K. Dobson	2006 2005 Change	3,000 3,000 0		25,617 21,765 +3,852		1,008,177 739,235

E. Linn Draper	2006 2005 Change	0 N/A N/A		3,508 N/A N/A		123,587 N/A

P. Gauthier	2006 2005 Change	1,000 1,000 0		16,807 12,401 +4,406		627,341 400,020

K.L. Hawkins	2006 2005 Change	3,865 3,832 +33		27,959 23,144 +4,815		1,121,120 805,234

S.B. Jackson	2006 2005 Change	39,000 24,000 +15,000		9,274 6,192 +3,082		1,700,693 1,199,731

P.L. Joskow	2006 2005 Change	5,000 5,000 0		7,135 3,959 +3,176		427,516 267,426

H.N. Kvisle	2006 2005 Change	49,197 40,214 +8,983	(3)	N/A N/A N/A	(4)	1,733,210 1,200,388

D.P. O'Brien	2006 2005 Change	16,279 10,000 +6,279		16,807 12,401 +4,406		1,165,620 668,670

H.G. Schaefer	2006 2005 Change	23,214 22,716 +498		16,574 13,052 +3,522		1,401,731 1,067,675

D.M.G. Stewart	2006 2005 Change	5,000 N/A N/A		N/A N/A N/A		176,150 N/A

20 TRANSCANADA CORPORATION

(1)
The information as to shares beneficially owned or over which control is exercised, not being within the knowledge of TransCanada, has been furnished by each of the nominees.

(2)
Based on a share price of $29.85 on March 1, 2005 and $35.23 on February 27, 2006.

(3)
Mr. Kvisle, as an employee of TransCanada, has the right to acquire 655,833 (675,833 in 2005) common shares under vested stock options, which amount is not included in this column. For the total number of securities owned, controlled or directed by Mr. Kvisle, see the information relating to Mr. Kvisle under the heading "Business to be Transacted at the Meeting – Election of Directors". For the value of Mr. Kvisle's options, see the information in the table under the heading "Executive Compensation and Other Information – Equity Compensation Plan Tables — Aggregate Option Exercises during 2005 and 2005 Year-End Option Values".

(4)
Mr. Kvisle, as an officer of TransCanada, participates in the Company's Executive Compensation Program and as such, is not eligible to participate in the DSU plan.

Board and Committee Remuneration

TransCanada's director compensation practices are designed to reflect the size and complexity of TransCanada and to reinforce the emphasis TransCanada places on shareholder value by linking a portion of directors' compensation to the value of common shares. The market competitiveness of director compensation is assessed against the Comparator Group (as defined under the heading "Executive Compensation and Other Information – Report on Executive Compensation") and a general industry sample of Canadian companies of similar size and scope to TransCanada.

 For the financial year ended December 31, 2005, each director who was not an employee of TransCanada, other than the Chair, was paid in quarterly installments in arrears as follows:

Retainer fee	$30,000 per annum
Committee retainer fee	$3,000 per annum
Committee Chair retainer fee	$4,000 per annum
Board and Committee attendance fee	$1,500 per meeting
Committee Chair attendance fee	$1,500 per meeting

 The Chair, who was paid none of the directors' fees outlined above, was paid a retainer fee of $300,000 per annum in respect of his duties as Chair, $3,000 per chaired Board meeting, and was reimbursed for certain office and other expenses. In 2005, Mr. R.F. Haskayne served as Chair from January 1 to April 29 and Mr. S.B. Jackson served as Chair from April 30 to December 31. Half of Mr. Jackson's retainer fee for acting as Chair was paid in DSUs. The Vice-Chair was paid a retainer fee of $12,000 per annum in respect of his duties as Vice-Chair, in addition to his other director's fees as outlined above. Each committee chair is entitled to claim a per diem for time spent on committee activities outside of the committee meetings. Additionally, directors other than the Chair and the CEO receive, in respect of their service as directors, an annual grant of units under the DSU Plan. See "Share Unit Plan for Non-Employee Directors". Fees are paid quarterly and are pro-rated from the date of the director's appointment to the Board and the relevant committees.

 TransCanada pays a travel fee of $1,500 per meeting for which round trip travel time exceeds three hours, and reimburses the directors for out-of-pocket expenses incurred in attending such meetings. Directors who are U.S. residents are paid the same amounts as outlined above in U.S. dollars.

Fees Paid to Directors in 2005(1)

The following table sets out the total fees paid in cash and the value of the DSUs awarded or credited for each non-employee director in 2005 as at the date of the grant, unless otherwise stated. Mr. Kvisle, as an employee of TransCanada, receives no cash fees or DSUs as a director.

 Directors generally direct their retainer fee to be paid in DSUs until the minimum share ownership guideline is reached, and are always entitled to direct their retainer fee to be paid in DSUs. In 2005, D.D. Baldwin, K.E. Benson, D.H. Burney, E.L. Draper, P. Gauthier, K.L. Hawkins and D.P. O'Brien received their retainer fees in DSUs. In a year that a director,

TRANSCANADA CORPORATION 21

other than the Chair, chooses to receive the retainer fee in DSUs, 100% of the retainer fee must be credited as DSUs from the date the election is received. Half of Mr. Jackson's retainer fee for acting as Chair was paid in DSUs.

Name	Retainer Fee	Committee Retainer Fee	Committee Chair Retainer Fee	Board Attendance Fee	Committee Attendance Fee	Travel Fee	Strategic Issues and Strategic Planning Sessions	Total Fees Paid in Cash	Total Value of DSUs Credited(2)

D.D. Baldwin(3)	$30,000	$6,000	$4,000	$10,500	$18,000	$1,500	$1,500	$41,500	$139,290

K.E. Benson(4)(5)	22,500	2,250	N/A	7,500	6,000	7,500	4,500	30,058	129,482

D.H. Burney(6)	10,000	1,000	N/A	3,000	1,500	1,500	1,500	8,500	119,290

W.K. Dobson(3)	30,000	6,000	4,000	13,500	15,000	10,500	6,000	85,000	109,290

E.L. Draper(5)(7)	22,500	4,500	N/A	7,500	4,500	6,000	3,000	33,000	124,290

P. Gauthier	30,000	6,000	N/A	12,000	18,000	10,500	6,000	52,500	139,290

R.F. Haskayne(8)(9)	109,840	N/A	N/A	N/A	N/A	0	3,000	112,840	0

K.L. Hawkins(3)	30,000	6,000	4,000	12,000	18,000	12,000	6,000	58,000	139,290

S.B. Jackson(8)(10)	228,000	2,000	N/A	4,500	7,500	1,500	7,500	151,000	100,000

P.L. Joskow(5)	30,000	6,000	N/A	12,000	13,500	9,000	4,500	75,000	109,290

D.P. O'Brien	30,000	6,000	N/A	13,500	10,500	1,500	4,500	36,000	139,290

J.R. Paul(5)(9)	15,000	3,000	N/A	4,500	4,500	4,500	1,500	33,000	0

H.G. Schaefer(3)(11)	42,000	6,000	25,265	13,500	25,500	1,500	6,000	119,765	109,290

W.T. Stephens(12)	22,500	4,500	N/A	4,500	4,500	1,500	0	37,500	0

(1)
Fees are aggregate amounts respecting duties performed on both TransCanada and TCPL boards.

(2)
Total DSUs credited includes the amount of the retainer fee elected to be received in DSUs and the grant of 3,000 DSUs made in September 2005 which had an initial cash value of approximately $36.43 per DSU.

(3)
The Committee Chair Retainer Fee amount includes per diem fees paid in addition to the Committee Retainer Fee in respect of duties performed and meetings held in preparation for committee meetings.

(4)
Mr. Benson was elected on April 29, 2005.

(5)
U.S. directors are paid or credited these amounts, including DSU equivalents, based on U.S. dollars.

(6)
Mr. Burney was appointed on September 8, 2005.

(7)
Mr. Draper was appointed on June 15, 2005.

(8)
The Retainer Fee amount includes the fee of $3,000 in respect of each Board meeting chaired.

(9)
Messrs. Haskayne and Paul retired from the Board on April 29, 2005.

(10)
Mr. Jackson served as Chair from April 30 to December 31, 2005. Half of Mr. Jackson's retainer fee for acting as Chair was paid in DSUs.

(11)
Mr. Schaefer's Retainer Fee amount includes the fee of $12,000 in respect of duties performed as Vice-Chair.

(12)
Mr. Stephens resigned from the Board on August 12, 2005.

22 TRANSCANADA CORPORATION

Share Unit Plan for Non-Employee Directors

The Share Unit Plan for Non-Employee Directors (1998) was established in 1998 and was last amended and restated in January 2005. The DSU Plan allows eligible Board members, on a quarterly basis, to direct their annual directors' retainer fee or, at the discretion of the Governance Committee, other board-related fees, to acquire units representing the right to acquire common shares or their cash equivalent. The DSU Plan also allows the Governance Committee to grant units as additional directors' compensation. In September 2005, a grant of 3,000 DSUs was made to each director other than the Chair and the CEO.

 Initially the value of a DSU is equal to the market value of a common share at the time the directors are credited with the units. Thus each grant of 3,000 DSUs in September 2005 had an initial cash value of approximately $109,290. The value of a DSU, when redeemed, is equivalent to the market value of a common share at the time the redemption takes place. In addition, at the time dividends are declared and paid on the common shares each DSU accrues an amount equal to such dividends, which amount is then reinvested in additional DSUs at a price equal to the then market value of a common share. DSUs cannot be redeemed until the director ceases to be a member of the Board. Canadian directors may redeem for cash or common shares at their option. U.S. directors may only redeem for cash.

Executive Compensation and Other Information

REPORT ON EXECUTIVE COMPENSATION

The following is the Human Resources Committee (the "Committee") Report on Executive Compensation which outlines the policies of the Committee for determining compensation of TransCanada's Executive Vice-Presidents and the CEO (collectively, the "Executives").

Committee Information

Composition of the Committee

The Committee is composed of four directors, K.L. Hawkins (chair), W.K. Dobson, E.L. Draper, and D.P. O'Brien, all of whom are independent, as required by securities regulations. There are no interlocking relationships between the members of the Committee or between any member of the Committee and any of TransCanada's current Executives. E.L. Draper joined the Committee in June 2005 as a replacement for S.B. Jackson who, as the newly elected Board Chair, became a non-voting member of the Committee. W.T. Stephens was a member of the Committee until his resignation in August 2005. The Committee reports to the Board on all material matters considered, recommended or approved by the Committee.

 For further information on the composition and mandate of the Committee please refer to "Corporate Governance – Statement of Corporate Governance – Human Resources Committee". For further information on the independence of the Committee members please refer to "Corporate Governance – Statement of Corporate Governance – Independence of Directors".

Independent Advice

The Committee engages its own consultants and legal advisors, independent of those used by management, to gather information and deliver opinions and advice on various subjects including executive compensation, securities law and governance practices.

TRANSCANADA CORPORATION 23

EXECUTIVE COMPENSATION ADVISORY SERVICES

The Committee engaged Hewitt Associates (the "Consultant") to provide independent executive compensation consulting services to the Committee during 2005. The mandate of the Consultant was to provide an independent assessment of management's proposals relating to the compensation of the Executives. In 2005, the Consultant provided services to the Committee in accordance with this mandate.

 If directed or approved by the chair of the Committee, the Consultant could also provide advice to management on significant changes to compensation philosophy or programs, or other compensation matters of the Company. These additional services were not provided to TransCanada in 2005.

Meeting Protocol

In 2005, the Committee revised the timing of annually recurring items on its rolling agenda to provide better context for the discussion of related items. For most recurring items requiring Committee approval, a revised two step review process was adopted. Under this process, initial submissions are provided for the Committee's consideration at a meeting prior to the approval meeting. This allows the members time between meetings to request additional information and to raise and discuss further questions. The discussion is continued at a subsequent meeting after which a resolution is considered.

Executive Compensation Policies

Compensation Philosophy

The design of TransCanada's Executive Compensation Program is based on a compensation philosophy that:

  •
  supports employee attraction, engagement and retention;

  •
  is competitive with the external compensation market;

  •
  aligns executive interests with shareholders and customers; and

  •
  rewards accomplishments through "pay-for-performance".

 The Executive Compensation Program specifically provides for Total Direct Compensation ("TDC") which is a combination of base salary and performance-based incentives that reflect competitive pay in light of business achievement, fulfillment of individual objectives and overall job performance. The Committee approves all remuneration to be awarded through the Executive Compensation Program. TransCanada will continue to monitor market conditions and modify its Executive Compensation Program, if required, to ensure it remains competitive and aligned with TransCanada's compensation philosophy.

Determining Individual Executive Compensation

CONTEXT FOR DECISIONS

All compensation awarded annually to the Executives under the following plans is considered for each individual and approved by the Committee or, in the case of the CEO, recommended by the Committee to the Board for approval. The Committee approves or recommends the compensation awards, which are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual. However, the Committee is provided with summaries of the three-year history of awarded compensation, which is intended to provide further context for its annual decision-making.

24 TRANSCANADA CORPORATION

MARKET COMPETITIVENESS

The Committee considers market compensation data provided by various external compensation sources. This data consists of summary compensation information from selected Canadian-based companies that are generally of similar size and scope to TransCanada, and represent the market in which TransCanada may compete for talent (the "Comparator Group").

 The composition of the Comparator Group is reviewed annually by the Committee for its on-going business relevance to TransCanada. An overview of the characteristics of the Comparator Group, as compared to TransCanada, is provided in the following table:

	TransCanada	Comparator Group
Industry	North American Pipelines, Power	Canadian Oil and Gas, Pipelines, Power, Utilities
Location	Calgary	Principally Alberta
		Median	75th Percentile
Revenue(1)	$ 5.5 billion	$ 3.2 billion	$ 8.5 billion
Market Capitalization(2)	$15.6 billion	$14.5 billion	$25.0 billion
Assets(1)	$22.4 billion	$11.4 billion	$14.2 billion
Employees(1)	Approximately 2,300	2,249	4,000
(1)
Revenue, assets and number of employees reflect 2004 information.

(2)
Market Capitalization is calculated as at September 9, 2005.

PAY FOR PERFORMANCE

Awarding Compensation

When awarding annual compensation to the Executives, the Committee considers actual performance and results achieved against annual corporate and individual performance objectives. The annual TDC an Executive is awarded will vary in accordance with the following guidelines:

If Actual Performance…		TDC will be…
Meets objectives / satisfactory	=	Comparable to the median of the Comparator Group
Exceeds objectives / above satisfactory	=	Comparable to above-median compensation(1)
Falls short of objectives / below satisfactory	=	Adjusted downward from the previous year(2)
(1)
The degree to which an Executive is compensated above the median is relative to his or her performance level.

(2)
The degree to which the pay is adjusted downward is relative to individual performance. However, the adjustment is typically made through variable and not fixed compensation.

TRANSCANADA CORPORATION 25

2005 Corporate Performance

TransCanada sets annual corporate objectives directed at achieving the results required to deliver on TransCanada's key longer-term strategies for growth and value creation. Below is a summary of the performance categories and highlights of results achieved in 2005.

Performance Category	Examples of Performance Measures	Highlights of Results Achieved in 2005

Financial performance	• Earnings per share • Funds generated from operations • Total Shareholder Return	Strong financial performance in 2005 including Earnings per share of $2.49, up from $2.13 in 2004; funds generated from operations increased significantly from 2004; the sale of TransCanada Power, L.P.; and a significant increase in Total Shareholder Return ("TSR").

Operational Excellence	• Costs • Environment • Safety	Exceeded objectives on productivity gains, made substantial reductions in targeted operating costs and significantly reduced carbon-dioxide ("CO2") emissions from key operations.

Maximize TransCanada's competitive strength and enduring value	• Stakeholder relationships • Corporate reputation • Organizational and people strengths • Financial capacity and flexibility • Excellence in value-creating strategy, analysis and investment execution	The annual customer satisfaction survey found that TransCanada maintained high levels of overall customer satisfaction and improved significantly in the area of senior management relationships.
Continued to demonstrate strong corporate leadership in the areas of social responsibility, community investment, and corporate governance as evidenced by various honours awarded to TransCanada.
Improvements in employee performance management processes including leadership development, talent management and succession planning.
Maintained strong financial capacity and credit ratings in Canada and the U.S. which has allowed the Company to complete large transactions.

Grow and maximize long-term value of Gas Transmission business and grow Power business	• Progress on longer-term value adding initiatives • Greenfield projects • Completed acquisitions	Significant progress on longer-term initiatives including liquefied natural gas opportunities, northern gas pipeline development, Bruce Power "A" restart.
Greenfield initiatives – Mexican Tamazunchale Pipeline, Keystone oil pipeline project.
Completed acquisitions – Sheerness Power Purchase Agreement, USGen New England hydroelectric generation assets.

 To assess results achieved against corporate objectives, where appropriate, the Committee looks at both absolute and relative performance against specific peer companies. The Committee is of the view that both relative and absolute measures are required to give a balanced perspective of achievement.

 The Committee and the Board were of the opinion that TransCanada's 2005 performance delivered results that exceeded objectives in the areas of financial performance and growth and above satisfactory results on other notable objectives. On average, the Committee decided to award above-median TDC for Executives based on this achievement.

26 TRANSCANADA CORPORATION

Value of Awarded Compensation

While annual compensation awards made to the Executives are based on current year corporate and individual performance, the ultimate value from longer-term components of the TDC awards is linked to and dependent upon TransCanada's ability to replicate and sustain annual performance over the longer term.

 To ensure that the Company's longer-term compensation programs are effective in delivering on this intent, in 2005 the Committee reviewed modeled compensation scenarios for the Executives that illustrated the impact of various future corporate performance outcomes on previously awarded and outstanding compensation. The Committee found that the intended relationship between pay and performance was appropriate for all of the Executives, and that, in aggregate, the resulting compensation modeled under various performance scenarios was reasonable, not excessive, and delivered the intended differentiation of compensation value based on performance.

COMPONENTS OF TDC

TransCanada's TDC is structured to place most of the Executive's compensation at risk. Disclosure of the actual components of TDC for the CEO, the Chief Financial Officer and the three other most highly compensated executive officers based on salary and bonus value earned and received during the 2005 financial year (collectively, the "Named Executive Officers") is noted in the table "Elements of the Executive Compensation Program" below.

2005 Executive Compensation Program

Elements of the Executive Compensation Program

In 2005, the Executive Compensation Program consisted of four direct compensation elements: base salary, short-term annual cash incentives, performance share units issued under the mid-term incentive plan and stock options issued under the long-term incentive plan. The following table provides an overview of these elements:

Component of TDC	Type of Compensation	Average Pay Mix(1)	Element	Form	Plan	Performance Period

FIXED	Annual	28% of TDC	Base Salary	Cash	"Base Pay Program"	1 year

VARIABLE	Annual	27% of TDC	Short-term Incentive	Cash	"Incentive Compensation Program"	1 year

	Longer-term	31% of TDC	Medium-term Incentive	Performance Share Units	"Executive Share Unit Plan"	Up to 3 years with vesting at end of term

		14% of TDC	Long-term Incentive	Stock Options	"Stock Option Plan"	Vesting 33 1/3% each year for 3 years with a 7 year term

(1)
Mix is the relative emphasis placed on each pay element and is expressed as an average percentage of TDC in aggregate for the Named Executive Officers. The relative emphasis on specific forms of variable compensation for individual Executives is aligned with the Executive's ability to contribute to short, medium and long-term business achievement based on the Committee's assessment.

TRANSCANADA CORPORATION 27

Overview of Executive Compensation Elements

FIXED COMPENSATION

Base Pay Program

The Base Pay Program provides a fixed level of income based on the market value of a role. In accordance with TransCanada's market-based compensation practices, all Executive roles are individually matched to similar roles in the Comparator Group. Base salaries are typically targeted at the median of the market and are reviewed annually. Variance from the median could occur on the basis of sustained individual performance or material changes in an Executive's responsibilities.

VARIABLE COMPENSATION – ANNUAL

The Committee has intentionally moved away from a formulaically driven variable compensation program to a program based on sound judgement and discretion at the Board and Committee levels. The Committee is of the view that formulas and weightings applied to forward-looking objectives may lead to unintended consequences for compensation purposes. For this reason, there are no pre-established weightings applied to measures or formulaic calculations used to determine payments for Executives from TransCanada's performance-based annual variable compensation program. The Committee's comprehensive assessment of overall business performance of TransCanada, including corporate performance against stated objectives, business circumstances and, where appropriate, relative performance against peers, provides the context for individual Executive evaluations for annual variable compensation payments.

Incentive Compensation Program

Short-term annual incentives are awarded through the Incentive Compensation Program (the "IC Program"). The IC Program provides for the opportunity to receive annual cash payments based on individual performance measured against pre-established annual business and individual objectives, within the context of overall corporate performance.

 Corporate performance provides the baseline from which individual assessments are made. The actual incentive awards for the Executives are based on the Committee's subjective and discretionary assessment of the Executive's contribution to the corporate results based on his or her achievement against individual objectives. The awards are provided under the pay-for-performance guidelines noted above. Payments from the IC Program are made in the first quarter following the completion of the financial year.

28 TRANSCANADA CORPORATION

VARIABLE COMPENSATION – LONGER-TERM

As noted earlier in this report, TDC value awarded to the Executives in a given year reflects competitive pay in light of individual and corporate performance. The total value of longer-term variable compensation granted each year is established as part of an Executive's overall performance-based TDC, where:

 Once the Total LTIP value has been established by the Committee, the value is divided between the Executive Share Unit Plan (the "ESU" Plan) and the Stock Option Plan. The Committee determines the actual division of Total LTIP value in a given year at its discretion and takes into account a number of factors including:

  •
  consideration of the funding requirements for awards from both plans;

  •
  the individual plan designs and each Executive's ability to impact medium and longer-term performance outcomes; and

  •
  the valuation of grants.

 For the ESU Plan, consideration is given to the budget accrual requirements for the term of each grant. For stock options, consideration is given to overhang (i.e., the total number of stock options available for issue, plus all stock options outstanding that have not yet been exercised) and burn rates (i.e., the number of stock options issued each year as a percent of the issued and outstanding Common Shares of TransCanada). The Committee reviews these funding requirements to balance the impact both may have to TransCanada.

 From a design perspective, the ESU Plan is intended to align the Executives' performance with medium-term performance objectives that support the interests of shareholders and other stakeholders. The Stock Option Plan aligns the Executives' interests with the longer-term growth and profitability of TransCanada, ultimately enhancing shareholder value. The Committee gives consideration to the Executive's ability to impact the performance outcomes measured in the different plan designs.

 The value of granted stock options cannot be determined until the date of grant. Once that economic value of stock options is known, the actual value ultimately granted via the ESU Plan may be adjusted. This adjustment is necessary to reconcile the cumulative longer-term value actually granted via the two plans to the Total LTIP value that is determined by the Committee.

 Under this approach the Total LTIP value could potentially be different year over year based on performance or operational considerations. As a result, the number of ESU units and stock options granted each year may also vary. In recent years, approximately 70% of the Total LTIP value has been awarded through the ESU Plan and 30% through the Stock Option Plan.

Executive Share Unit Plan

Medium-term incentives are granted through the ESU Plan. The purpose of this plan is to align a considerable portion of each participants' compensation with medium-term performance objectives that support the interests of shareholders and other stakeholders. Participants in this plan include all executive and senior management employees of TransCanada.

TRANSCANADA CORPORATION 29

 Under the ESU Plan, participants receive a provisional grant of units that is valued based on the price of TransCanada's common shares at the time of grant. Vesting of the grants is subject to the attainment of specific business performance objectives set by the Committee at the time of grant. Throughout the three-year term of the grant, participants are credited with additional value from dividends declared and paid to TransCanada's shareholders.

 At the end of the grant term, actual results are compared against the performance objectives and participant unit totals and provisional dividend accruals are adjusted based on this assessment. The resulting vested units are then valued based on the price of TransCanada's common shares at the time of vesting. Participants receive a cash payment, less statutory withholdings, for their total settlement value. The dividend value relative to the number of vested units is added to the vested unit value to calculate the total settlement value.

 In 2005, participants received a grant of units that was valued based on the weighted average closing price for TransCanada's common shares on the TSX for the five trading days prior to and including the grant date. The Committee established specific objectives for Threshold, Target and Maximum performance levels, the achievement of which will adjust payment amounts as follows:

Performance Level		Unit Total Adjustment
Below Threshold	=	zero units vest; no payment is made
At Threshold	=	50% of units vest for payment
At Target	=	100% of units vest for payment
At or Above Maximum	=	150% of units vest for payment

 The performance criteria which need to be met for the vesting of the 2005 grant consisted of:

1.
TransCanada's absolute TSR;

2.
TransCanada's relative TSR as compared to specified companies with which TransCanada may compete for capital (the "ESU Peer Group"); and

3.
Corporate financial measures of earnings per share and funds generated from operations.

 There are no pre-established weightings applied to these measures nor are there formulaic calculations used to create the performance achievement for the plan. The Committee uses its judgement and discretion to assess overall performance in light of the stated criteria and business circumstances surrounding the performance achievement.

 If the actual performance achievement is determined by the Committee to align at a point between Threshold and Target, or Target and Maximum levels, the Committee will determine the number of units and dividend accruals that vest on a pro-rata basis. The formula to determine the value of the vested units is based on the weighted average closing price of TransCanada's common shares on the TSX during the five trading days immediately prior to and including the valuation date.

 For the purposes of executive compensation disclosure, grants under the ESU Plan are reported as long term incentives in this Proxy Circular.

Stock Option Plan

Long-term incentives are granted to the Executives through the Stock Option Plan. This plan aligns the Executives' interests with the longer term growth and profitability of TransCanada, ultimately enhancing shareholder value. Participants benefit only if the market value of TransCanada's common shares at the time of stock option exercise is greater than the market value of such shares at the time of grant. As of 2005, only executive-level employees participate in the Stock Option Plan.

30 TRANSCANADA CORPORATION

 The formula to determine the exercise price of a stock option is based on the price of a TransCanada common share as of the date of grant. The exercise price is set as the greater of the closing price on the grant date or the weighted average closing price on the TSX during the five trading days immediately prior to the grant date. Stock options granted in 2005 vest 33 1/3% on each anniversary of the grant date for a period of three years. Vested stock options from this grant may be exercised until their expiry, which is seven years from the grant date.

Share Ownership Guidelines

The Committee is of the opinion that executives should hold an interest in TransCanada in order to align their financial interests with those of shareholders. In January 2003, all of the Executives and certain additional executive and senior-level employees of the Company were given guidelines to achieve an interest level that the Committee viewed as significant in relation to each employee's base salary. The specified employees have five years to meet the following guidelines:

CEO	3 times base salary
Executive Vice-Presidents	2 times base salary
Other Senior Employees	1 times base salary

 In calculating their interest in TransCanada, these employees may include the value of shares owned and any outstanding units granted under the ESU Plan. The Committee receives regular updates on employee ownership levels and compliance with the guidelines. As of December 31, 2005, all Named Executive Officers have met or exceeded these guidelines.

Changes Made for the 2005 Executive Compensation Program

ESU Plan

A review of the ESU Plan design was undertaken in 2004 to further enhance its alignment to TransCanada's compensation philosophy. As a result of this review, changes were approved by the Committee and implemented commencing with the 2005 grant.

 Grants reported in the "Summary Compensation Table" (below) for the years 2003 and 2004 were granted under the previous design. The key differences between the previous and current designs include the expansion of the performance levels and the recalibration of performance objectives as set out below.

	Below Threshold	Threshold	Target	Maximum

Previous Design (for 2003 & 2004 grants)	Zero payout	Requires stretch but achievable performance; 50% of granted units payout	Very difficult stretch performance requirements; 100% granted units payout	N/A

Current Design (for 2005 grants onward)	Zero payout	Requires acceptable performance; 50% of granted units payout	Requires stretch but achievable performance; 100% granted units payout	Very difficult stretch performance requirements; 150% granted units payout

 With the previous design, there was a significant risk of grant forfeiture due to the difficulty of the performance requirements at both the Threshold and Target levels. Grants were made with higher nominal values (i.e., more units) in

TRANSCANADA CORPORATION 31

recognition of this significant risk. The current design provides for recognition of both satisfactory and excellent performance without the requirement for higher nominal grant values to deliver the same intended level of competitive compensation over the longer term.

 Previously, the share price used to value units was the closing price on the TSX on the grant date. Starting with the 2005 grant, the share price used to value the units at the time of grant reflects the weighted average closing price for TransCanada's common shares on the TSX for the five trading days prior to and including the grant date. The change was made to align the grant valuation process with the payout valuation process.

Inactive Executive Compensation Plans

The following section provides information pertaining to executive compensation plans under which grants or awards are no longer made. However, outstanding grants or awards from these noted plans continue to be disclosed as compensation for the Named Executive Officers in the various tables contained under the heading "Executive Compensation" below.

Stock Option Plan Prior to 2003

Prior to 2003 the Stock Option Plan was administered by the Committee to provide for stock options with an exercise period of ten years with 25% vesting on the grant date and 25% each year for the next three years.

Performance Unit Plan

The Performance Unit Plan (the "PUP") was established in 1995 and included participants in the executive and senior management employee groups. In July 2002, the Committee amended the plan so that, starting in 2003, no further grants would be made under the PUP but accruals on existing grants will continue until the last grants expire in 2012.

 Until 2003, one unit from the PUP ("PUP unit") was granted in tandem with each stock option granted under the Stock Option Plan. Each PUP unit is eligible for an annual cash accrual up to the total value of dividends paid on one common share in the preceding financial year. The accrual is made if TransCanada's TSR is equal to or greater than the average TSR of other specified Canadian companies with which TransCanada competes for capital (the "PUP Peer Group"). The Committee has full discretion to award the full or a lesser accrual value if TransCanada's absolute TSR is below that of the PUP Peer Group average.

 A PUP unit vests three years after the grant date and is deemed to be automatically redeemed on the tenth anniversary of the grant date. Once vested, a PUP unit may be exercised for the dollar value accrued on the unit at any time and prior to the tenth anniversary of the grant. However, the vested PUP unit may only be exercised if the stock option granted in tandem with the PUP unit is concurrently exercised, or has been previously exercised. If the underlying stock option is exercised before the PUP unit is vested, the PUP unit is forfeited.

Compensation of the President and Chief Executive Officer

The components of TDC for the CEO are the same as those for the other Executives, namely base salary, short-term incentive (from the IC program), medium-term incentive (from the ESU Plan) and long-term incentive (from the Stock Option Plan). Annually, the Committee makes recommendations to the Board regarding the CEO's compensation based on the same market-based, performance-related basis as for the other Executives. As with the other Executives, there are no pre-established weightings applied to the CEO's personal performance objectives or formulaic calculations performed to determine his annual variable compensation payments.

32 TRANSCANADA CORPORATION

Overview of Performance

The Committee assesses the performance of the CEO on the basis of achievement against personal and corporate performance objectives approved by the Committee at the beginning of the year, as well as his overall contribution to the success of the Company. For 2005, Mr. Kvisle's personal objectives focused on the following areas:

ACHIEVEMENT OF CORPORATE OBJECTIVES

As previously noted, the Board has reviewed TransCanada's financial and non-financial results for 2005, and assessed that the Company has met or exceeded all of the stated performance objectives, and that Mr. Kvisle played a key role in achieving these outcomes.

VALUE CREATION

Mr. Kvisle played a key role in delivering major value added initiatives in 2005. The completion of the USGen New England acquisition of hydroelectric generation facilities and the Sheerness Power Purchase Agreement will add significant earnings in the Power business. The Company began construction on the Tamazunchale Pipeline project in Mexico, and commissioned the Grandview co-generation power plant. Significant progress was made on major longer-term initiatives including liquefied natural gas opportunities, northern gas pipeline development, the Keystone oil pipeline project, and a project to restart units at Bruce Power. All of these initiatives deliver on the Company's objectives of growing its gas transmission and power businesses.

CREATING A STRONG MANAGEMENT TEAM

The Company continues to focus on developing highly motivated leaders with strong capabilities, enthused by and aligned with TransCanada's strategies and corporate objectives. Mr. Kvisle provided leadership in 2005 as the organization focused on improving employee performance management and feedback processes, and on creating succession plans for key senior level positions.

BUILDING RELATIONSHIPS

Through his actions in 2005, Mr. Kvisle continued to demonstrate his commitment to building long term winning relationships with key stakeholders, including customers, governments, shareholders, regulators and first nations. Strong relationships with these stakeholders are considered key to the Company's long term success. The Company's annual customer satisfaction survey in 2005 reflected significant improvements in senior level relationships with customers.

OPERATIONAL EXCELLENCE

Mr. Kvisle leads the Company's focus on managing operating and administrative costs, providing responsive and reliable service, organizational effectiveness and achieving health, safety and environment standards. For 2005 the Company's actual operating and administrative costs were under budget. The Company received excellent scores on its customer survey for its transactional efficiency and effectiveness, and reduced CO2 emissions from its operations.

INVESTOR CONFIDENCE

Under Mr. Kvisle's leadership, the Company has maintained a disciplined consistent strategy, delivered strong financial results and allowed the Board the ability to increase the dividend in 2005 from $1.16 to $1.22. This contributed to an increase in TransCanada's share price from $29.80 at the end of 2004 to $36.65 at December 31, 2005. TSR in 2005 was approximately 28%.

TRANSCANADA CORPORATION 33

CORPORATE GOVERNANCE AND REPUTATION

TransCanada is proud of its adherence to best practices in corporate governance and the Company's strong reputation. Mr. Kvisle played a key role in ensuring the Company is held to the highest standard in this regard. The Company has been recognized with several awards for its governance practices, social responsibility and community investment.

Summary of Performance

The Committee assessed Mr. Kvisle's results and concluded that his performance exceeded his individual objectives in 2005 and made this recommendation to the Board.

 The Board is of the view that Mr. Kvisle's overall achievements and performance exceeded his individual objectives in 2005, resulting in his TDC being positioned in the top quartile TDC for similar roles in the Comparator Group. In making this determination, the Board considered the achievement of the Company and Mr. Kvisle's individual objectives (both financial and non financial) as well as significant economic, industrial and market circumstances that influenced the performance of TransCanada.

 This Report on Executive Compensation is submitted on behalf of the Human Resources Committee of the Board:

K.L. Hawkins (Chair)	D.P O'Brien
W.K. Dobson	E.L. Draper

34 TRANSCANADA CORPORATION

PERFORMANCE GRAPH

The following chart compares the five-year cumulative TSR on the TransCanada (formerly TCPL) common shares to the S&P/TSX composite index (assuming reinvestment of dividends and considering a $100 investment in common shares on December 31, 2000).

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Compound Annual Growth

TransCanada	100	121.1	146.0	185.4	206.6	263.9	21.4%

TSX	100	87.4	76.6	97.0	111.1	137.9	6.6%

REMUNERATION OF EXECUTIVE OFFICERS OF TCPL

The Executives also serve as executive officers of TCPL. An aggregate remuneration is paid for serving as an executive of TransCanada and for service as an executive officer of TCPL. Since TransCanada does not hold any assets directly other than the common shares of TCPL, all executive employee costs are assumed by TCPL according to a management services agreement between the two companies.

EXECUTIVE COMPENSATION

All compensation values noted in this section are derived from compensation plans and programs that are described in detail under the section "Report on Executive Compensation" or from retirement arrangements reported under the section "Pension and Retirement Benefits" elsewhere in this Proxy Circular.

TRANSCANADA CORPORATION 35

Summary Compensation Table

The following table outlines the summary of compensation earned in the 2005, 2004 and 2003 financial years by the Named Executive Officers.

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and Principal Position of the Named Executive Officers (a)	Year (b)	Salary(1) ($) (c)	Bonus(2) ($) (d)	Other Annual Compensation(3) ($) (e)	Securities Under Options Granted(4) (#) (f)	Shares or Units Subject to Resale Restriction ($) (g)	LTIP Payouts(5) ($) (h)	All Other Compensation(6) ($) (i)

H.N. Kvisle President and Chief Executive Officer	2005 2004 2003	1,050,003 871,251 772,503	1,300,000 1,100,000 900,000	– – –	160,000 165,000 200,000	– – –	1,852,433 – –	10,417 8,665 35,703

R.K. Girling Executive Vice-President, Corporate Development and Chief Financial Officer	2005 2004 2003	460,032 457,524 443,751	500,000 460,000 430,000	– – –	60,000 60,000 80,000	– – –	740,973 – –	25,600 25,571 21,494

A.J. Pourbaix Executive Vice-President, Power	2005 2004 2003	440,001 407,505 382,506	500,000 450,000 430,000	– – –	60,000 60,000 80,000	– – –	740,973 – –	49,691 46,148 36,867

R.J. Turner Executive Vice-President, Gas Transmission	2005 2004 2003	450,000 450,000 447,501	350,000 340,000 300,000	– – –	40,000 40,000 60,000	– – –	555,730 – –	4,500 42,578 46,779

D.M. Wishart Executive Vice-President, Operations and Engineering	2005 2004 2003	372,504 335,004 279,435	400,000 330,000 270,000	– – –	40,000 40,000 40,000	– – –	370,487 – –	3,713 3,325 4,427

(1)
This column reflects actual base salary earnings during the noted financial year. Salary adjustments are typically effective April 1.

(2)
Amounts referred to in this table as "Bonus" are paid pursuant to the IC Program and attributable to the noted financial year. Payments from the IC Program are made in the first quarter following the completion of the financial year.

(3)
The value of perquisites for each Named Executive Officer is less than $50,000 and 10 per cent of total annual salary and bonus for the financial year and, as such, is not included in this column. For information, the average annual value for perquisites provided to the Named Executive Officers in 2005 was $23,102 and included such things as car allowance or lease and the associated maintenance fees, Company paid parking, luncheon and/or recreation club memberships and financial counselling/tax preparation.

(4)
This column shows the number of stock options granted under the Stock Option Plan to each of the Named Executive Officers during each of the financial years noted.

(5)
LTIP Payouts represent the value of the payments made or to be made in 2006 for the proportion of ESU units granted in 2003 that vested and became eligible for payout in 2005. There were no payouts made under the PUP to the Named Executive Officers.

(6)
The amounts in this column include payments made to the Named Executive Officers by subsidiaries and affiliates of TransCanada (including directors' fees paid by affiliates and amounts paid for serving on management committees of entities in which TransCanada holds an interest), specifically: Mr. Girling – $21,000 for both 2005 and 2004 and $17,067 for 2003; Mr. Pourbaix – $39,000 for both 2005 and 2004 and $22,917 for 2003; Mr. Wishart – $1,650 for 2003 (director's fees paid by an affiliate).

This column also includes the value of salary paid in lieu of vacation based on the election of the Named Executive Officer and the value of TransCanada's contributions under the Employee Stock Savings Plan made on behalf of the Named Executive Officer for the noted financial year. Named Executive Officers may participate in the Employee Stock Savings Plan on the same basis as all other TransCanada employees. Each employee may contribute by payroll deduction toward the purchase of common shares. TransCanada matches the employee-directed contribution in an amount equal to 25% of the employee amount to a maximum additional TransCanada contribution of 1% of the employee's base salary. In the 2005 Proxy Circular, the information in this column was disclosed under column (e). Additionally, the Company is no longer including the value of employee contributions to the Employee Stock Savings Plan as these are funded through flex credit allocation and are part of the employee benefit program available to all employees of TransCanada.

36 TRANSCANADA CORPORATION

Long-Term Incentive Plan Tables

2005 ESU Plan Grants

The following table outlines the grants made under the ESU Plan that were approved in February 2005. These grants are still unvested and outstanding as of December 31, 2005. These outstanding grants have not yet been recorded as LTIP Payouts in the Summary Compensation Table, Column (h), above.

			Estimated Future Payouts Under Non-Securities-Price-Based Plans (units)(2)
	Securities, Units or Other Rights(1) (#)	Performance or Other Period Until Maturation or Payout
Name			Below Threshold (#)	Threshold (#)	Target (#)	Maximum (#)

H.N. Kvisle	65,320	Dec. 31, 2007	0	32,660	65,320	97,980

R.K. Girling	18,349	Dec. 31, 2007	0	9,175	18,349	27,524

A.J. Pourbaix	15,657	Dec. 31, 2007	0	7,828	15,657	23,485

R.J. Turner	12,458	Dec. 31, 2007	0	6,229	12,458	18,687

D.M. Wishart	12,458	Dec. 31, 2007	0	6,229	12,458	18,687

(1)
This is the grant of units under the ESU Plan

(2)
Does not include the units related to reinvested dividend value.

2004 ESU Plan Grants

This section includes information on ESU Plan grants that were made in 2004. These grants are still unvested and outstanding as of December 31, 2005. These outstanding grants have not yet been recorded as LTIP Payouts in the Summary Compensation Table, Column (h), above.

			Estimated Future Payouts Under Non-Securities-Price-Based Plans (units)(2)
	Securities, Units or Other Rights(1) (#)	Performance or Other Period Until Maturation or Payout
Name			Below Threshold (#)	Threshold (#)	Target (#)	Maximum (#)

H.N. Kvisle	73,185	Dec. 31, 2006	0	36,593	73,185	73,185

R.K. Girling	29,275	Dec. 31, 2006	0	14,638	29,275	29,275

A.J. Pourbaix	26,140	Dec. 31, 2006	0	13,070	26,140	26,140

R.J. Turner	21,540	Dec. 31, 2006	0	10,770	21,540	21,540

D.M. Wishart	21,540	Dec. 31, 2006	0	10,770	21,540	21,540

(1)
This is the grant of units under the ESU Plan

(2)
Does not include units related to reinvested dividend value.

TRANSCANADA CORPORATION 37

2003 ESU Plan Grants

The following table outlines the ESU Plan grants that were made in 2003 and vested in 2005. The table reconciles the value paid to the Named Executive Officers which is disclosed under LTIP Payouts in the Summary Compensation Table, Column (h) above.

Name	Securities, Units or Other Rights(1) (#)	Performance or Other Period Until Maturation or Payout	Vested Units From Grants(2) (#)	Vested Value From Grants(3) ($)	Vested Value From Dividends(4) ($)	Total Settlement(5) ($)

H.N. Kvisle	50,000	Dec. 31, 2005	45,000	1,647,000	205,433	1,852,433

R.K. Girling	20,000	Dec. 31, 2005	18,000	658,800	82,173	740,973

A.J. Pourbaix	20,000	Dec. 31, 2005	18,000	658,800	82,173	740,973

R.J. Turner	15,000	Dec. 31, 2005	13,500	494,100	61,630	555,730

D.M. Wishart	10,000	Dec. 31, 2005	9,000	329,400	41,087	370,487

(1)
This is the grant of units under the ESU Plan that is used to determine vesting. The range of units that are eligible to vest under this grant are between 50% and 100%, based on performance between Threshold and Target, or 0% if Threshold performance is not met.

(2)
Based on the Committee's assessment of the performance achieved against objectives, 90% of the granted units vested for settlement. This number does not include units related to reinvested dividends.

(3)
The value of granted units that vested based on a valuation price at December 31, 2005 of $36.60 per unit.

(4)
The additional value related to the accrued value from declared dividends and paid relative to the vested unit total.

(5)
Includes both the Vested Value from Grant and Vested Value from Dividends. This settlement value is reported as an LTIP Payout in the Summary Compensation Table, Column (h) above.

Supplemental Disclosure – 2006 ESU Plan Grants

Decisions regarding ESU Plan grants are made annually by the Committee in February prior to the publication of the Proxy Circular. Although not a requirement, TransCanada discloses these compensation grants for the Named Executive Officers. The following table outlines the grants under the ESU Plan made in 2006:

			Estimated Future Payouts Under Non-Securities-Price-Based Plans (units)(2)
	Securities, Units or Other Rights(1) (#)	Performance or Other Period Until Maturation or Payout
Name			Below Threshold (#)	Threshold (#)	Target (#)	Maximum (#)

H.N. Kvisle	52,391	Dec. 31, 2008	0	26,195	52,391	78,586

R.K. Girling	16,893	Dec. 31, 2008	0	8,447	16,893	25,340

A.J. Pourbaix	16,893	Dec. 31, 2008	0	8,447	16,893	25,340

R.J. Turner	8,958	Dec. 31, 2008	0	4,479	8,958	13,436

D.M. Wishart	8,958	Dec. 31, 2008	0	4,479	8,958	13,436

(1)
This is the grant of units under the ESU Plan.

(2)
Does not include units related to reinvested dividend value.

38 TRANSCANADA CORPORATION

PUP Grants Outstanding

The following table outlines PUP grants made to the Named Executive Officers. The estimated future payouts set out in the table include all accruals up to and including the accrual approved for the most recently completely financial year.

Estimated Future Payouts Under Non-Securities-Price-Based Plans(3)
	Securities, Units or Other Rights(1) (#)	Performance or Other Period Until Maturation or Payout(2)
Name			Below Threshold(4) ($)	Maximum(4) ($)	Total Settlement(5) ($)

H.N. Kvisle	150,000 100,000 42,500 55,000 50,000 90,000	25-Feb-12 20-Mar-11 27-Feb-11 28-Feb-10 01-Feb-10 01-Sep-09	0 0 0 0 0 0	620,850 503,900 214,158 325,545 295,950 532,710	– – – – – –

R.K. Girling	65,000 45,000 45,000 50,000 20,000 25,000 25,000 25,162	25-Feb-12 27-Feb-11 28-Feb-10 01-Feb-10 29-Jul-09 01-Mar-09 03-Dec-08 09-Dec-07	0 0 0 0 0 0 0 0	269,035 226,755 266,355 295,950 118,380 147,975 147,975 179,380	– – – – – – – –

A.J. Pourbaix	65,000 35,000 20,000 20,000 20,000 17,500	25-Feb-12 27-Feb-11 28-Feb-10 01-Feb-10 01-Mar-09 03-Dec-08	0 0 0 0 0 0	269,035 176,365 118,380 118,380 118,380 103,583	– – – – – –

R.J. Turner	50,000 42,500 35,000 50,000 20,000 40,000	25-Feb-12 27-Feb-11 28-Feb-10 01-Feb-10 29-Jul-09 01-Mar-09	0 0 0 0 0 0	206,950 214,158 207,165 295,950 118,380 236,760	– – – – – –

D.M. Wishart	30,000 35,000 20,000 20,000 20,000 25,162	25-Feb12 27-Feb-11 28-Feb-10 01-Feb10 01-Mar-09 09-Dec-07	0 0 0 0 0 0	124,170 176,365 118,380 118,380 118,380 179,380	– – – – – –

(1)
As no further awards will be made under the PUP; it will be phased out over the remaining life of the outstanding units.

(2)
The exercise period for all PUP units commences upon vesting, which is the third anniversary of the grant date, and expires on the tenth anniversary of the grant date, with the exception of the PUP units maturing on February 1, 2010. These units were granted under a one time special performance incentive program which vested on February 22, 2002.

(3)
The Committee determined in February 2006 that $0.964 per outstanding PUP unit will accrue for 2005 in respect of the grants made from 1995 to 2002.

TRANSCANADA CORPORATION 39

(4)
The Company is no longer including the "Threshold" and "Target" columns since the values reported were equal to the ones noted here in the "Maximum" column. Once the accrued value is approved by the Committee and assigned to each outstanding PUP unit, no further variance of future value may be applied. However, the plan does provide for a risk of zero value payments from the plan should the exercise provision in the plan not be met.

(5)
Values contained in this column are amounts received during the current financial year following the exercise of vested units. A blank ("– ") denotes that there were no units exercised from the grant. A zero value denotes that the unit was forfeited. When applicable, Total Settlement values are also reported as LTIP Payouts in column (h) of the Summary Compensation Table above.

Equity Compensation Plan Tables

2005 Stock Option Plan Grant

The following table outlines the grants made under the Stock Option Plan to each of the Named Executive Officers during the 2005 financial year.

Name	Date of Grant	Number of Common Shares Under Options Granted(1)	% of Total Options Granted to Employees in 2005	Exercise Price ($/common share)(2)	Market Value of Common Shares Underlying Options on the Date of Grant ($/common share)	Expiration Date

H.N. Kvisle	28-Feb-05	160,000	14.88%	30.09	29.72	28-Feb-12

R.K. Girling	28-Feb-05	60,000	5.58%	30.09	29.72	28-Feb-12

A.J. Pourbaix	28-Feb-05	60,000	5.58%	30.09	29.72	28-Feb-12

R.J. Turner	28-Feb-05	40,000	3.72%	30.09	29.72	28-Feb-12

D.M. Wishart	28-Feb-05	40,000	3.72%	30.09	29.72	28-Feb-12

(1)
On each anniversary date of the grant for a period of three years, one-third of these options vest and are exercisable.

(2)
The exercise price is equal to the greater of the closing price of common shares on the grant date and the weighted average closing price of common shares on the TSX during the five trading days immediately prior to the grant date of the stock options.

Aggregate Stock Option Exercises During 2005 and 2005 Year-End Stock Option Values

The following table outlines, for each of the Named Executive Officers:

  •
  the number of stock options, if any, exercised during the financial year ended December 31, 2005;

  •
  the aggregate value realized upon exercise;

  •
  the total number of unexercised stock options, if any; and

  •
  the value of unexercised "in-the-money" stock options at December 31, 2005.

40 TRANSCANADA CORPORATION

			Unexercised Options at December 31, 2005 (#)		Value of Unexercised in-the-Money Options at December 31, 2005(1) ($)
	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable

H.N. Kvisle	195,000	2,928,834	480,833	336,667	7,258,529	3,082,271

R.K. Girling	0	0	138,333	126,667	1,949,029	1,167,471

A.J. Pourbaix	100,000	1,030,445	110,833	126,667	1,522,628	1,167,471

R.J. Turner	87,094	1,278,118	165,833	86,667	2,578,063	810,136

D.M. Wishart	40,000	788,835	150,162	80,000	1,924,510	714,665

(1)
The value of unexercised "in-the-money" stock options at December 31, 2005 is the difference between the exercise price and the closing price of $36.65 per share of a common share on the TSX on December 31, 2005. The underlying stock options have not been and will not necessarily be exercised and the actual gains, if any, on exercise will depend on the value of common shares on the date of exercise.

Supplemental Disclosure – 2006 Stock Option Plan Grants

Decisions regarding stock option grants are made annually by the Committee in February prior to the publication of the Proxy Circular. Although not a requirement, TransCanada discloses these compensation grants for the Named Executive Officers. The following table outlines the stock option grants under the Stock Option Plan made in 2006:

Name	Date of Grant	Number of Common Shares Under Options Granted(1)	% of Total Options Granted to Employees in 2006(2)	Exercise Price ($/common share)(3)	Market Value of Common Shares Underlying Options on the Date of Grant ($/common share)	Expiration Date

H.N. Kvisle	27-Feb-06	250,000	20.82%	35.23	35.23	27-Feb-13

R.K. Girling	27-Feb-06	90,000	7.49%	35.23	35.23	27-Feb-13

A.J. Pourbaix	27-Feb-06	90,000	7.49%	35.23	35.23	27-Feb-13

R.J. Turner	27-Feb-06	55,000	4.58%	35.23	35.23	27-Feb-13

D.M. Wishart	27-Feb-06	55,000	4.58%	35.23	35.23	27-Feb-13

(1)
On each anniversary date of the grant for a period of three years, one-third of these stock options vest and are exercisable.

(2)
Based on total stock options granted as at February 27, 2006.

(3)
The exercise price is equal to the greater of the closing price of common shares on the grant date and the weighted average closing price of common shares on the TSX during the five trading days immediately prior to the grant date of the stock options.

TRANSCANADA CORPORATION 41

EQUITY COMPENSATION PLAN INFORMATION

Stock Option Plan

The Stock Option Plan is the only compensation plan under which equity securities of TransCanada have been authorized for issuance. Stock options may be granted to such employees of TransCanada as the Committee may from time to time determine. Starting in 2005, the Committee determined that only executive-level employees will participate in the plan. The following provides key information regarding the Stock Option Plan provisions:

  •
  the plan was first approved by shareholders in 1995;

  •
  there was an amendment approved by shareholders at TransCanada's annual and special meeting of shareholders held on April 23, 2004 to increase the number of shares issuable by 1,000,000;

  •
  a maximum of 26,000,000 of TransCanada's common shares may be issued under the plan; this represents 5.3% of common shares issued and outstanding as at February 27, 2006;

  •
  as at February 27, 2006, there were approximately 9,661,488 common shares issuable upon the exercise of outstanding stock options; this represents 2.0% of issued and outstanding common shares;

  •
  as at February 27, 2006, there were approximately 2,190,764 common shares remaining available for issuance; this represents 0.4% of issued and outstanding common shares;

  •
  as at February 27, 2006 approximately 14,147,748 common shares have been issued upon the exercise of stock options, representing 2.9% of issued and outstanding common shares of the Company; and

  •
  the exercise price for unexercised issued stock options ranges from $10.03 to $35.23, with expiry periods ranging from April 24, 2006 to February 27, 2013.

 Under the terms of the Stock Option Plan, the maximum number of common shares reserved for issuance as stock options to any one participant cannot exceed 5% of TransCanada's common shares then issued and outstanding. There are no restrictions on the number of stock options that may be granted to insiders, subject to the foregoing limitation. Stock options cannot be transferred or assigned by participants other than by will or by participants who for any reason are unable to manage their affairs.

 Stock options granted as of 2003 onward vest as to one-third on each anniversary of the grant date for a period of three years and have a seven year expiry date. The exercise price of a stock option is equal to the greater of the closing price of a common share on the grant date and the weighted average closing price of a common share on the TSX during the five trading days immediately prior to the grant date of the stock options.

 Administrative changes were made to the use of the Stock Option Plan in 2003 which did not require an amendment to the terms of the plan. More information on these changes is found in "Inactive Executive Compensation Plans – Stock Option Plan Prior to 2003".

 Under the current terms of the Stock Option Plan, stock options expire on the earlier of:

1.
the third anniversary of the date of a participant's retirement;

2.
the first anniversary of the date of a participant's death; and

3.
the seven year anniversary of the date of grant.

42 TRANSCANADA CORPORATION

 The following table outlines the current action prescribed by the Stock Option Plan, following an employment event:

Employment Event	Action

Resignation(1):	The participant may exercise outstanding exercisable stock options no later than six months after the last day of active employment, after which date all outstanding stock options are forfeited.

Termination without cause:	The participant may exercise outstanding exercisable stock options no later than the last day of the notice period, after which date all outstanding stock options are forfeited.

Termination for cause(1):	The participant may exercise outstanding exercisable stock options no later than six months after the last day of active employment, after which date all outstanding stock options are forfeited.

(1)
The Committee amended these provisions retroactively in February, 2006.

 Subject to applicable securities laws and rules, the Committee has the power to amend or discontinue this plan at any time; provided, however, that any amendment which increases the number of common shares that may be issued under the Plan must be approved by the shareholders of TransCanada. Any such amendment shall not alter or impair the rights of any participants without their consent.

Securities Authorized for Issuance under Equity Compensation Plans

The following table outlines the number of common shares to be issued upon the exercise of outstanding stock options under the Stock Option Plan, the weighted-average exercise price of the outstanding stock options, and the number of common shares available for future issuance under the Stock Option Plan, all as at December 31, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	8,714,390	$22.67	3,391,764

Equity compensation plans not approved by security holders	Nil	Nil	Nil

TOTAL	8,714,390	$22.67	3,391,764

TRANSCANADA CORPORATION 43

PENSION AND RETIREMENT BENEFITS FOR EXECUTIVES

Pension and Retirement Benefits

TransCanada's Canadian pension plans are designed to attract and retain employees for the long term and to provide employees with a lifetime annual retirement income.

Base Pension Plan

All TransCanada Canadian employees participate in the TransCanada Registered Pension Plan, which is now solely a non-contributory defined benefit pension plan. The Registered Pension Plan previously provided three benefit options, a defined benefit, a defined contribution and a combination option (defined benefit and defined contribution). It was amended on October 1, 2001 to eliminate the combination option for new members and on January 1, 2003 to eliminate the defined contribution option.

 The normal retirement age under the Registered Pension Plan is age 60 or any age between 55 and 60 where the sum of an employee's age and continuous service equals 85. Employees are eligible to retire prior to their normal retirement date, but the benefit payable is subject to early retirement reduction factors. The defined benefit plan is integrated with Canada Pension Plan benefits. The benefit calculation is:

 1.25% of an employee's Highest Average Earnings(1) up to the Final Average(2) YMPE(3)

 plus

 1.75% of an employee's Highest Average Earnings above the Final Average YMPE multiplied by

 the employee's years of credited service in the Registered Pension Plan ("Credited Pensionable Service")

(1)
"Highest Average Earnings" means the average of an employee's best consecutive 36 months of Pensionable Earnings in the last 15 years before retirement. "Pensionable Earnings" means an employee's base salary plus actual Incentive Compensation paid up to a targeted percentage or for executive employees (as defined in the plan) a fixed percentage of their base salary, as provided in the plan. Pensionable Earnings do not include overtime, shift and premium differentials or any other forms of compensation.

(2)
"Final Average YMPE" means the average of the YMPE in effect for the latest calendar year from which earnings are included in an employee's highest earnings calculation plus the two previous years.

(3)
"YMPE" means Year's Maximum Pensionable Earnings under the Canada/Québec Pension Plan.

 Registered defined benefit pension plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada), which is currently $2,111 for each year of Credited Pensionable Service, with the result that benefits cannot be earned in the Registered Pension Plan on compensation above approximately $132,000 per annum.

Supplemental Pension Plan

All TransCanada employees with pensionable earnings over the Income Tax Act (Canada) ceiling of $132,000, including the Named Executive Officers, participate in the Company's non-contributory defined benefit Supplemental Pension Plan. Approximately 393 TransCanada employees currently participate in the Supplemental Pension Plan.

 The Supplemental Pension Plan is funded through a retirement compensation arrangement under the Income Tax Act (Canada). Subject to the Board's approval, contributions to the fund are based on an annual actuarial valuation of the Supplemental Pension Plan obligations calculated on the basis of the plan terminating at the beginning of each calendar year.

44 TRANSCANADA CORPORATION

 The annual pension benefit under the Supplemental Pension Plan is equal to 1.75% multiplied by the employee's Credited Pensionable Service multiplied by the amount by which such employee's Highest Average Earnings exceed the ceiling imposed under the Income Tax Act (Canada) and are recognized under the Registered Pension Plan.

 Generally, neither the Registered Pension Plan nor the Supplemental Pension Plan provide for the recognition of past service. However, the Committee may, under the provisions of the Supplemental Pension Plan, at its sole discretion, grant additional years of credited service to executive employees.

 Under the Registered Pension Plan and the Supplemental Pension Plan, TransCanada employees, including the Named Executive Officers, will receive the following normal form of pension:

  (a)
  in respect of credited service prior to January 1, 1990, upon retirement, a monthly pension payable for life with 60% continuing thereafter to the participant's designated joint annuitant; and

  (b)
  in respect of credited service on and after January 1, 1990, upon retirement, a monthly pension as described in (a) above and, for unmarried participants, a monthly pension payable for life with payments to the participant's estate guaranteed for the balance of 10 years if the participant dies within 10 years of retirement.

 In lieu of the normal form of pension, optional forms of pension payment may be chosen provided that any legally required waivers are completed.

 The following table sets out the estimated annual defined benefit plan benefits (based on the "joint and 60% survivor" method) payable for credited service under the Registered Pension Plan and the Supplemental Pension Plan (excluding amounts payable under the Canada Pension Plan) for employees with the following Highest Average Earnings and Credited Pensionable Service. The benefits listed in the table are not subject to any deduction for social security or other offset amounts such as Canada Pension Plan or the Québec Pension Plan.

Highest Average Earnings	Years of Credited Pensionable Service
	10 Years	15 Years	20 Years	25 Years	30 Years	35 Years

$ 400,000	$68,000	$102,000	$136,000	$170,000	$204,000	$238,000

600,000	103,000	154,000	206,000	257,000	309,000	360,000

800,000	138,000	207,000	276,000	345,000	414,000	483,000

1,000,000	173,000	259,000	346,000	432,000	519,000	605,000

1,200,000	208,000	312,000	416,000	520,000	624,000	728,000

1,400,000	243,000	364,000	486,000	607,000	729,000	850,000

1,600,000	278,000	417,000	556,000	695,000	834,000	973,000

1,800,000	313,000	469,000	626,000	782,000	939,000	1,095,000

2,000,000	348,000	522,000	696,000	870,000	1,044,000	1,218,000

2,200,000	383,000	574,000	766,000	957,000	1,149,000	1,340,000

2,400,000	418,000	627,000	836,000	1,045,000	1,254,000	1,463,000

 Based on their current Highest Average Earnings and assuming the Named Executive Officers remain employed by TransCanada until age 60 and that the Registered Pension Plan and Supplemental Pension Plan remain in force

TRANSCANADA CORPORATION 45

substantially in their present form, the Named Executive Officers will have the number of years of credited pensionable service and benefit payable set out below under their names:

	H.N. Kvisle(1)	R.K. Girling(2)	A.J. Pourbaix(2)	R.J. Turner	D.M. Wishart

Years of Credited Service to December 31, 2005	12.33	7.00	7.00	23.80	8.59

Accrued Pension at December 31, 2005 and Payable at age 60(3)	$351,000	$87,000	$76,000	$296,000	$72,000

Years of Credited Service to age 60	23.16	26.50	29.58	31.14	17.50

Annual Benefit Payable at age 60(3)	$661,000	$322,000	$316,000	$386,000	$147,000

(1)
Mr. Kvisle was granted five years of additional credited pensionable service which vested on his fifth anniversary of employment. Mr. Kvisle is also eligible for one additional year of credited pensionable service for each of the next five continuous years of service with the Company. The additional credited service is to be recognized solely in the Supplemental Pension Plan with respect to earnings in excess of the maximum set under the Income Tax Act (Canada).

(2)
Upon the completion of three years of continuous service from September 8, 2004, Mr. Girling and Mr. Pourbaix will each be granted three years of additional credited service to be recognized solely in the Supplemental Pension Plan with respect to earnings in excess of the maximum set under the Income Tax Act (Canada).

(3)
Amounts noted are rounded to the nearest one thousand dollars.

Fiscal 2005 Pension Expense Related to Service and Compensation

Amounts reported in the table below represent the pension expense related to 2005 service for each of the Named Executive Officers under both the Registered Pension Plan and the Supplemental Pension Plan including the impact of differences between actual compensation paid in 2005 and the actuarial assumptions used for the year.

Name	Fiscal 2005 pension expense related to service and compensation

H.N. Kvisle	$1,604,000

R.K. Girling	$158,000

A.J. Pourbaix	$218,000

R.J. Turner	$7,000

D.M. Wishart	$155,000

Accrued Pension Obligations

As at December 31, 2005, TransCanada's accrued obligation for the Supplemental Pension Plan was approximately $177.2 million. The 2005 current service costs and interest costs of the Supplemental Pension Plan were approximately $4.5 and $9.0 million, respectively, for a total of $13.5 million. The accrued pension obligation is calculated following the method prescribed by the Canadian Institute of Chartered Accountants and is based on management's best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and bonuses. More information on the accrued obligations and the assumptions utilized may be found in Note 20

46 TRANSCANADA CORPORATION

(Employee Future Benefits) of the Notes to TransCanada's 2005 Consolidated Financial Statements which are available on the Company's website at www.transcanada.com and filed on SEDAR at www.sedar.com.

 The accrued pension obligations for the Named Executive Officers under both the Registered Pension Plan and the Supplemental Pension Plan are outlined in the following table. Changes include the fiscal 2005 expense attributed to service and compensation, as well as the normal increases(1) to pension obligations arising from the annual valuation of the Company's pension plans. The normal increases include interest on the beginning of year obligations and changes in interest rate assumptions as a result of changes in long-term bond yields.

Name	Accrued obligation at December 31, 2004(1) (A)	Change in accrued obligation for 2005(1)(2) (B)	Accrued obligation at December 31, 2005(1) (C) = (A) + (B)

H.N. Kvisle	$3,611,000	$2,518,000	$6,129,000

R.K. Girling	$685,000	$426,000	$1,111,000

A.J. Pourbaix	$564,000	$475,000	$1,039,000

R.J. Turner	$3,292,000	$733,000	$4,025,000

D.M. Wishart	$794,000	$373,000	$1,167,000

(1)
The calculation of reported amounts use actuarial assumptions and methods that are consistent with those used for calculating pension obligations and annual expense as disclosed in the Company's 2004 and 2005 consolidated financial statements. As the assumptions reflect the Company's best estimate of future events, the values shown in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

(2)
Excluded from the change in accrued obligation for 2005 is the impact of investment returns on the Company's pension plan assets.

EMPLOYMENT AGREEMENTS

In 2005, the Company entered into executive separation agreements with the Executives, including each of the Named Executive Officers. Each agreement outlines the terms and conditions applicable in the event of the Executive's separation from TransCanada due to retirement, termination with or without cause, resignation with or without good reason, disability or death. Good reason is an event which constitutes a constructive dismissal of the Executive. A change of control by itself without an event that constitutes constructive dismissal would not be good reason. Under the terms of the agreements, in the event of a termination without cause or a resignation for good reason, an Executive will receive a severance payment equal to his or her annual salary as of the termination date, plus the average amount of annual bonus paid in respect of the three years prior to the year in which the termination occurs (the "Annual Compensation"), multiplied by a notice period. In the case of Mr. Kvisle, the notice period is three years. In the case of the other Executives, the notice period is two years.

 The agreements provide that in addition to the severance payment, each Executive would receive other entitlements in the event of termination without cause or a resignation for good reason, including:

  a)
  continuation of benefits during the notice period or a cash payment in lieu of continued benefits;

  b)
  a cash payment for perquisites the Executive would have received during the notice period;

  c)
  continued accrual of pensionable service until the earlier of retirement, death and expiry of the notice period; however, if the termination date is within two years of a change of control, then the Executive shall immediately receive the credit of pensionable service as though the full notice period has occurred and any vesting requirements under the pension plans will be deemed to have been met upon a change of control;

TRANSCANADA CORPORATION 47

  d)
  if the termination date is within two years of a change of control, all unvested grants under the ESU Plan shall be deemed vested and shall be paid out in cash to the Executive; and

  e)
  a cash amount equal to the average amount of the annual bonus paid to the Executive in respect of the three years prior to the year in which the termination occurs, pro rated based on the number of days of service in the year in which the termination occurs up to the termination date.

 For Mr. Kvisle, Mr. Girling and Mr. Pourbaix their respective notice periods would also be considered in the calculation of additional credited pensionable service as agreed to in their specific arrangements as described below.

 A change of control (including, but not limited to, more than 20% of the voting shares of TransCanada or 50% of the voting shares of TCPL (not including the voting shares of TCPL held by TransCanada) being controlled by another entity) in itself does not trigger any payments under the agreements. However, in the month following the one year anniversary after a change of control, Mr. Kvisle may provide notice of his intention to leave TransCanada and receive all of the entitlements of a resignation for good reason. The agreements provide that a change of control would result in an acceleration of vesting of stock options under the Stock Option Plan. If for any reason the Company is unable to affect the acceleration of such vesting, the Company will pay the Executive a cash payment equal to the net amount of compensation the Executive would have received if the Executive had, on the date of a change of control, exercised all of those stock options. In addition, the ESU Plan contemplates fair and equitable compensation for participants upon a corporate reorganization.

 The agreements provide that TransCanada may elect to take advantage of a non-competition provision effective for a period of 12 months from the date of termination upon payment to the Executive of an amount valued at one additional year of Annual Compensation.

 In 2002, the Committee approved an arrangement with Mr. Kvisle to grant him additional credited pensionable service. The arrangement resulted in him receiving five years of additional credited pensionable service in 2004 on his fifth anniversary date with TransCanada. In addition, for each year after 2004 until and including 2009, Mr. Kvisle will be granted one additional year of credited pensionable service on the date of the anniversary of his employment. All such additional service is not to exceed ten additional years of credited pensionable service and is only to be recognized on that portion of his pensionable earnings which exceeds his annual Registered Pension Plan earnings, to be recognized in the Supplemental Pension Plan.

 In 2004, the Committee also approved arrangements for Mr. Girling and Mr. Pourbaix to obtain additional credited pensionable service. Subject to Mr. Girling and Mr. Pourbaix maintaining continuous employment with TransCanada until September 8, 2007, each will receive three additional years of credited pensionable service on that date.

48 TRANSCANADA CORPORATION

TOTAL COMPENSATION AWARDS

Annually, the Committee approves compensation awards that deliver market competitive and performance-relevant TDC, which is a combination of base salary and variable incentives, to the Executives. Although not awarded annually, TransCanada also considers the annual value of the Base and Supplemental Pension Plans to be an integral part of the Company's Executive Compensation Program. For the purposes of this supplemental disclosure, Total Compensation is defined as TDC plus the pension expense related to service and compensation for the fiscal year noted.

 For all tables in this section, the following definitions are applicable for the noted compensation elements:

Annual Base Salary:	The annual base salary rate as at April 1st of the noted financial year.

Cash Bonus:	The total lump-sum cash award under the IC Program for performance attributable to the noted financial year, and paid in the first quarter following the completion of the financial year.

ESUs:	The value granted under the ESU Plan on the date of grant. The number of units granted for each financial year is based on this grant value and is reported in the various ESU Plan Grant tables in the section "Long-Term Incentive Tables".

The number of units from these grants that vest is subject to specified performance conditions over a three-year period. Payments received from vested units are variable based on the valuation price as of the date of vesting.

Stock Options:	The stock option values are based on the number of stock options granted for each financial year as reported in the Summary Compensation Table multiplied by an economic value per stock option as calculated by an external consulting firm. This valuation methodology considers, among other things, the exercise price on the date of grant and the seven year term of the options. This method may not be identical to the methods or assumptions used by other companies, and as such, may not be directly comparable to other companies.

Annual Pension Expense:	Pension expense related to the year of service under both the Registered Pension Plan and the Supplemental Pension Plan. The amount includes the impact of differences between actual compensation paid in the financial year and the actuarial assumptions used for that year. The value noted is rounded to the nearest one thousand dollars.

TRANSCANADA CORPORATION 49

 The following tables outline the value of Total Compensation awarded to the Named Executive Officers as determined by the Committee for the last three financial years.

H.N. Kvisle	2005 ($)	2004 ($)	2003 ($)

FIXED
Annual Base Salary	1,100,000	900,000	785,000

VARIABLE
Cash Bonus	1,300,000	1,100,000	900,000
ESUs	1,940,004	1,206,089	701,500
Stock Options	360,000	361,350	736,000

Total Direct Compensation	4,700,004	3,567,439	3,122,500

RETIREMENT
Annual Pension Expense	1,604,000	894,000	526,000

Total Compensation	6,304,004	4,461,439	3,648,500

R.K. Girling	2005 ($)	2004 ($)	2003 ($)

FIXED
Annual Base Salary	460,000	460,000	450,000

VARIABLE
Cash Bonus	500,000	460,000	430,000
ESUs	544,965	482,452	280,600
Stock Options	135,000	131,400	294,400

Total Direct Compensation	1,639,965	1,533,852	1,455,000

RETIREMENT
Annual Pension Expense	158,000	86,000	90,000

Total Compensation	1,797,965	1,619,852	1,545,000

A.J. Pourbaix	2005 ($)	2004 ($)	2003 ($)

FIXED
Annual Base Salary	450,000	410,000	400,000

VARIABLE
Cash Bonus	500,000	450,000	430,000
ESUs	465,013	430,787	280,600
Stock Options	135,000	131,400	294,400

Total Direct Compensation	1,550,013	1,422,187	1,405,000

RETIREMENT
Annual Pension Expense	218,000	70,000	107,000

Total Compensation	1,768,013	1,492,187	1,512,000

50 TRANSCANADA CORPORATION

R.J. Turner	2005 ($)	2004 ($)	2003 ($)

FIXED
Annual Base Salary	450,000	450,000	450,000

VARIABLE
Cash Bonus	350,000	340,000	300,000
ESUs	370,003	354,979	210,450
Stock Options	90,000	87,600	220,800

Total Direct Compensation	1,260,003	1,232,579	1,181,250

RETIREMENT
Annual Pension Expense	7,000	21,000	77,000

Total Compensation	1,267,003	1,253,579	1,258,250

D.M. Wishart	2005 ($)	2004 ($)	2003 ($)

FIXED
Annual Base Salary	380,000	350,000	290,000

VARIABLE
Cash Bonus	400,000	330,000	270,000
ESUs	370,003	354,979	140,300
Stock Options	90,000	87,600	147,200

Total Direct Compensation	1,240,003	1,122,579	847,500

RETIREMENT
Annual Pension Expense	155,000	190,000	140,000

Total Compensation	1,395,003	1,312,579	987,500

Indebtedness of Directors and Executive Officers

As at the date hereof and since the beginning of the most recently completed financial year, no executive officer, director, employee or former executive officer, director or employee of TransCanada or its subsidiaries, no proposed nominee for election as a director of TransCanada, or any associate of any such director, executive officer or proposed nominee has been indebted to TransCanada of any of its subsidiaries. There is no indebtedness of any such person to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TransCanada or any of its subsidiaries.

Directors' and Officers' Liability Insurance

TransCanada has purchased, at its expense, Directors' and Officers' Liability Insurance with a policy limit of U.S. $175 million in the aggregate, subject to a deductible in respect of corporate reimbursement of U.S. $5 million for each loss. Generally, under this insurance TransCanada is reimbursed for payments in excess of the deductible made under corporate indemnity provisions on behalf of its directors and officers. Individual directors and officers (or their heirs and legal representatives) are covered for losses arising during the performance of their duties for which they are not indemnified by TransCanada. Major exclusions from coverage include claims arising from illegal acts, those acts

TRANSCANADA CORPORATION 51

which result in illegal personal profit, violation of any fiduciary duty under the U.S. Employee Retirement Income Security Act of 1974, pollution damage (except for resultant shareholder actions, bodily injury, property damage or engineering professional services) and claims brought by a director or officer against another director or officer or by TransCanada against a director or officer except for shareholder derivative actions not assisted in by a director or officer of TransCanada. For the year ended December 31, 2005, the total annual premium in respect of such insurance was U.S. $1,890,176 which was paid entirely by TransCanada.

 Additionally, directors and officers of TransCanada are party to indemnity agreements with TransCanada pursuant to which TransCanada has agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform with the provisions of the Canada Business Corporations Act.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com. Any shareholder wishing to receive a paper copy of this Proxy Circular, the Annual Information Form and the Annual Report may obtain one free of charge by contacting TransCanada's Corporate Secretary at 450 - 1st Street S.W., Calgary, Alberta, Canada T2P 5H1, telephone (800) 661-3805.

 Financial information is provided in the Company's comparative financial statements and Management's Discussion and Analysis ("MD&A") for its most recently completed financial year. Shareholders may access the Company website to obtain copies of the Company's financial statements, MD&A and corporate governance related materials at www.transcanada.com.

Contacting the Board of Directors

Shareholders, employees and other interested parties may communicate with the Board of Directors by writing to the Chair of the Board at:

    Chair of the Board of Directors
    TransCanada Corporation
    450 - 1st Street SW
    Calgary, Alberta
    T2P 5H1

Directors' Approval

The contents of this Proxy Circular, including its schedules, and the sending of this Proxy Circular to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of TransCanada and to the appropriate governmental agencies, have been approved by the Board of TransCanada.

 Rhondda E.S. Grant
Vice-President, Communications and
Corporate Secretary

 Dated at Calgary, Alberta
February 28, 2006

52 TRANSCANADA CORPORATION

SCHEDULE "A"
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Board has determined that, other than Messrs. Kvisle and Stewart, all of the existing directors of TransCanada (including Mr. Jackson, the Chair), and the nominees for election to the Board at the 2006 Annual Meeting, have no direct or indirect material relationship with TransCanada and are therefore independent.

 Mr. Kvisle, as the CEO of TransCanada, is not independent. Mr. Stewart is not independent as he provided consulting services to TransCanada and received more than $75,000 in compensation during the 2005 financial year. Mr. Stewart's consulting contract terminated on December 31, 2005.

 The Governance Committee reviews, at least annually, the existence of any relationship between each director and TransCanada to ensure that the majority of directors are independent of TransCanada.

 The Board believes that, as a matter of policy, there should be a majority of independent directors on TransCanada's Board. The Board is charged with making this determination. The determination is made annually in accordance with the definition of "independence" in the Canadian Audit Committee Rules and the Canadian Governance Guidelines. The independence criteria also conforms with the applicable rules of the SEC, the NYSE and those set out in SOX. The NYSE's extended definitions of independence that apply to directors of U.S. companies are also considered.

 Further, the Board considered whether directors serving on boards of non-profit organizations which receive donations from TransCanada pose any potential conflict. The Board determined that such relationships, where they exist, do not interfere with any such director's ability to act in the best interests of TransCanada, as all decisions on making donations to non-profit organizations are made by a management committee on which no directors serve. The Board also considered family relationships and possible associations with companies which have relationships with TransCanada, in its determination of independence.

 Although some of the proposed nominees sit on boards or may be otherwise associated with companies that ship natural gas on TransCanada's pipeline systems, TransCanada as a common carrier in Canada cannot, under its tariff, deny transportation service to a credit-worthy shipper. Further, due to the specialized nature of the industry, TransCanada believes that it is important for its Board to be composed of qualified and knowledgeable directors, so some of them must come from oil and gas producers and shippers; the Governance Committee closely monitors relationships among directors to ensure that business associations do not affect the Board's performance.

 All reporting issuers of which the nominees are presently directors of are set out in the table under the heading "Business to be Transacted at the Meeting – Election of Directors".

 The independent directors of the Board meet separately before and after every regularly scheduled meeting. There were eight such meetings during 2005.

 The terms of reference for the Chair are set out below under the heading "Position Descriptions".

 The attendance record of each director for all Board and committee meetings held for the 12-month period ending December 31, 2005 is set out under the heading "Business to be Transacted at the Meeting – Election of Directors – Directors' Attendance at Meetings".

Board Mandate

The Board operates under a written charter while retaining plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. Charters have been adopted for each of the committees outlining their principal responsibilities. Each committee reviews its charter annually to ensure it is in line

TRANSCANADA CORPORATION A-1

with the current developments in corporate governance. All charters are available on TransCanada's website at www.transcanada.com. The Board's charter is attached to this Proxy Circular as Schedule "B".

Position Descriptions

The Board has developed written position descriptions for the Chair and for the chair for each of the Board committees. The responsibilities of each committee chair are set out in each respective committee's Charter which are available at www.transcanada.com. The terms of reference for the Chair consist of duties and responsibilities which include:

  •
  providing advice to the CEO on major policy issues;

  •
  ensuring the CEO is aware of concerns of the Board, shareholders, other stakeholders and the public;

  •
  leading the Board in monitoring and evaluating the performance of the CEO and ensuring the implementation of management succession plans;

  •
  liaising closely with the CEO to ensure management strategies, plans and performance are appropriately represented to the Board; and

  •
  managing the Board.

 The Board has approved terms of reference for the position of the CEO, which terms of reference define the CEO's duties and responsibilities. These duties include:

  •
  the development and recommendation of strategic plans to the Board that provide for TransCanada's profitable growth and overall success, including involving the Board in the early stages of strategy development;

  •
  the implementation of business and operational plans;

  •
  reporting regularly to the Board on the overall progress and results against operating and financial objectives;

  •
  the authorization of the commitment of funds to capital projects not included in a previously approved budget or otherwise approved by the Board, to a maximum of $25 million; and

  •
  the commitment of corporate resources and entrance into agreements in the ordinary course of business in order to pursue the approved strategies of TransCanada, with the proviso that major commitments, exposures and risks are reported to the Board on a regular and timely basis.

 The Human Resources Committee and the Board annually review and approve the CEO's personal performance objectives and review with him his performance against the previous year's objectives. The Human Resources Committee's report on executive compensation can be found in this Proxy Circular under the heading "Executive Compensation and Other Information – Report on Executive Compensation".

Orientation and Continuing Education

New directors are provided with an orientation and education program that includes a directors' manual containing information about the duties and obligations of directors, the business and operations of TransCanada, copies of governance charters, copies of past public filings and documents from recent Board meetings. New directors are given additional historical and financial information, a session on corporate strategy and are provided with opportunities for meetings and discussions with the executive leadership team and other directors. The directors' manual and the director induction and continuing education process are reviewed annually by the Governance Committee. The details of the orientation of each new director are tailored to each director's individual needs and expressed areas of interest.

 Senior management as well as external experts make presentations to the Board periodically on various business-related topics. Directors tour certain of TransCanada's facilities annually. TransCanada encourages continuing education for its directors, periodically suggests programs which may be relevant to the directors and provides funding for director education. All directors are members of the Canadian Institute of Corporate Directors which provides another source of director education.

A-2 TRANSCANADA CORPORATION

Ethical Business Conduct

The Board has adopted and published a set of Corporate Governance Guidelines that address the structure and composition of the Board and its committees and provide guidance to both the Board and management in clarifying their respective responsibilities and ensuring effective communication between them. TransCanada's Corporate Governance Guidelines are published on the Company's website at www.transcanada.com.

 In addition, the Board has committed itself to maintaining a high standard of corporate governance and integrity; it has adopted a code of business ethics for directors which incorporates as its basis principles of good conduct and high ethical behaviour. TransCanada has also adopted codes of business ethics for its employees and one applicable to its CEO, Chief Financial Officer and Controller, all of which must be certified on an annual basis. Compliance with the Company's various codes is monitored by the Audit Committee and reported to the Board. The codes are published on TransCanada's website at www.transcanada.com.

 In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

Nomination of Directors

The Governance Committee, which is composed entirely of independent directors, is responsible for proposing new nominees to the Board, which in turn is responsible for identifying suitable candidates for election by the shareholders. The Governance Committee annually reviews the general and specific criteria applicable to candidates to be considered for nomination. The objective of this review is to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide the long-term strategy and ongoing business operations of TransCanada. New nominees must have experience in the industries in which TransCanada participates or experience in general business management of corporations that are a similar size and scope to TransCanada, the ability to devote the time required, and a willingness to serve. The Governance Committee also advises the Board on the criteria for, and determination of, the independence of each director. The Governance Committee has the authority to retain advisors to assist it in the discharge of its responsibilities.

 Further information relating to the Governance Committee can be found in this Proxy Circular under the heading "Corporate Governance – Description of Board Committees and Their Charters – Governance Committee".

Compensation

The Governance Committee reviews the compensation of the directors on an annual basis, taking into account such matters as time commitment, responsibility, and compensation provided by comparable companies, and makes an annual recommendation to the Board for consideration. Directors may receive their compensation in the form of cash and deferred share units. Directors must hold a minimum of five times their annual cash retainer fee in common shares or related deferred share units of TransCanada. Directors have a maximum of five years to reach this level of share ownership. The Governance Committee's review of director compensation is based on an annual report of an outside compensation expert on directors' compensation paid by comparable companies.

 The Human Resources Committee, which is composed entirely of independent directors, conducts an annual review of the performance of TransCanada and the CEO as measured against objectives established in the prior year by the Board, the Human Resources Committee and the CEO. The results of this annual review are reported to the Board, which then makes an evaluation of the overall performance of TransCanada and the CEO. The Chair and the chair of the Human Resources Committee communicate this performance evaluation to the CEO. The evaluation is used by the Human Resources Committee in its deliberations concerning the CEO's annual compensation. The evaluation of TransCanada's performance against corporate objectives also forms part of the determination of the compensation of all employees. The Human Resources Committee's report on executive compensation can be found in this Proxy Circular under the heading "Executive Compensation and Other Information – Report on Executive Compensation".

TRANSCANADA CORPORATION A-3

 Further information relating to the Human Resources Committee can be found in this Proxy Circular under the heading "Corporate Governance – Description of Board Committees and Their Charters – Human Resources Committee".

 Information relating to Hewitt Associates, which provided compensation consulting services to TransCanada during the 2005 financial year, can be found in this Proxy Circular under the heading "Executive Compensation and Other Information – Executive Compensation Advisory Services".

Other Board Committees

The Board has the following Committees: Audit; Health, Safety and Environment; Governance; and Human Resources. Details relating to these committees can be found in this Proxy Circular under the heading "Corporate Governance – Description of Board Committees and Their Charters".

Assessments

The Governance Committee is responsible for making an annual assessment of the overall performance of the Board, its committees and its individual members, and reporting its findings to the Board. An annual questionnaire is utilized as part of this process.

 The questionnaire examines the effectiveness of the Board as a whole, and of each committee, and specifically reviews areas that the Board and/or management believe could be improved or enhanced to ensure the continued effectiveness of the Board and its committees in the execution of their responsibilities. Each committee also conducts an annual self-assessment, based on specific questions in the annual questionnaire.

 TransCanada believes that due to the specialized nature of the industry, it is important for its Board to be composed of qualified and knowledgeable directors. During the last year, all directors demonstrated a strong commitment to their roles and responsibilities through an average 91% overall attendance rate at Board meetings and an average 94% attendance rate at committee meetings. In addition, all of the directors are available to meet with management as required.

 The annual questionnaire and the individual director's terms of reference are then used in the evaluation of the contribution of individual directors. Formal interviews with each director and each member of TransCanada's executive leadership team are carried out annually by the Chair with respect to this matter. The Chair of the Governance Committee also interviews each director annually on his or her assessment of the Chair's performance. All of these assessments are reported annually to the full Board.

A-4 TRANSCANADA CORPORATION

SCHEDULE "B"
CHARTER OF
THE BOARD OF DIRECTORS

I.      INTRODUCTION

  A.
  The Board's primary responsibility is to foster the long-term success of the Company consistent with the Board's fiduciary responsibility to the shareholders to maximize shareholder value.

  B.
  The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.     COMPOSITION AND BOARD ORGANIZATION

  A.
  Nominees for directors are initially considered and recommended by the Governance Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company.

  B.
  The Board must be comprised of a majority of members who have been determined by the Board to be independent. A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment.

  C.
  Directors who are not members of management will meet on a periodic basis to discuss matters of interest independent of any influence from management.

  D.
  Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.

III.    DUTIES AND RESPONSIBILITIES

  A.
  Managing the Affairs of the Board

    The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

    i)
    planning its composition and size;

    ii)
    selecting its Chair;

    iii)
    nominating candidates for election to the Board;

    iv)
    determining independence of Board members;

    v)
    approving committees of the Board and membership of directors thereon;

    vi)
    determining director compensation; and

    vii)
    assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

TRANSCANADA CORPORATION B-1

  B.
  Management and Human Resources

    The Board has the responsibility for:

    i)
    the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO's duties;

    ii)
    approving a position description for the CEO;

    iii)
    reviewing CEO performance at least annually, against agreed-upon written objectives;

    iv)
    approving decisions relating to senior management, including the:

    a)
    appointment and discharge of officers of the Company and members of the senior leadership team;

    b)
    compensation and benefits for members of the senior leadership team;

    c)
    acceptance of outside directorships on public companies by executive officers (other than not-for-profit organizations);

    d)
    annual corporate and business unit performance objectives utilized in determining incentive compensation or other awards to officers; and

    e)
    employment contracts, termination and other special arrangements with executive officers, or other employee groups if such action is likely to have a subsequent material(1) impact on the Company or its basic human resource and compensation policies.

(1)
For purposes of this Charter, the term "material" includes a transaction or a series of related transactions that would, using reasonable business judgment and assumptions, have a meaningful impact on the Corporation. The impact could be relative to the Corporation's financial performance and liabilities as well as its reputation.

  v)
  taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management;

  vi)
  approving certain matters relating to all employees, including:

  a)
  the annual salary policy/program for employees;

  b)
  new benefit programs or changes to existing programs that would create a change in cost to the Company in excess of $10,000,000 annually;

  c)
  pension fund investment guidelines and the appointment of pension fund managers; and

  d)
  material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.

C.
Strategy and Plans

    The Board has the responsibility to:

    i)
    participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;

    ii)
    approve capital commitment and expenditure budgets and related operating plans;

    iii)
    approve financial and operating objectives used in determining compensation;

    iv)
    approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

    v)
    approve material divestitures and acquisitions; and

B-2 TRANSCANADA CORPORATION

    vi)
    monitor management's achievements in implementing major corporate strategies and objectives, in light of changing circumstances.

  D.
  Financial and Corporate Issues

    The Board has the responsibility to:

    i)
    take reasonable steps to ensure the implementation and integrity of the Company's internal control and management information systems;

    ii)
    monitor operational and financial results;

    iii)
    approve annual financial statements and related Management's Discussion and Analysis, review quarterly financial results and approve the release thereof by management;

    iv)
    approve the Management Proxy Circular, Annual Information Form and documents incorporated by reference therein;

    v)
    declare dividends;

    vi)
    approve financings, changes in authorized capital, issue and repurchase of shares, issue and redemption of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

    vii)
    recommend appointment of external auditors and approve auditors' fees;

    viii)
    approve banking resolutions and significant changes in banking relationships;

    ix)
    approve appointments, or material changes in relationships with corporate trustees;

    x)
    approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;

    xi)
    approve spending authority guidelines; and

    xii)
    approve the commencement or settlement of litigation that may have a material impact on the Company.

  E.
  Business and Risk Management

    The Board has the responsibility to:

    i)
    take all reasonable steps to ensure that management has identified the principal risks of the Company's business and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;

    ii)
    review reports on capital commitments and expenditures relative to approved budgets;

    iii)
    review operating and financial performance relative to budgets or objectives;

    iv)
    receive, on a regular basis, reports from management on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and

    v)
    assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

  F.
  Policies and Procedures

    The Board has responsibility to:

    i)
    monitor compliance with all significant policies and procedures by which the Company is operated;

TRANSCANADA CORPORATION B-3

    ii)
    direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

    iii)
    provide policy direction to management while respecting its responsibility for day-to-day management of the Company's businesses; and

    iv)
    review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

  G.
  Compliance Reporting and Corporate Communications

    The Board has the responsibility to:

    i)
    take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

    ii)
    approve interaction with shareholders on all items requiring shareholder response or approval;

    iii)
    take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

    iv)
    take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

    v)
    take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and

    vi)
    report annually to shareholders on the Board's stewardship for the preceding year (the Annual Report).

IV.    GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

  A.
  The Board is responsible for:

  i)
  directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;

  ii)
  approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;

  iii)
  approving the Company's legal structure, name, logo, mission statement and vision statement; and

  iv)
  performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

B-4 TRANSCANADA CORPORATION

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TRANSCANADA CORPORATION NOTICE OF 2006 ANNUAL MEETING OF SHAREHOLDERS FEBRUARY 28, 2006
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